SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        Date of Report: March 28, 2003



                                   BIORA AB

                            SE-205 12 Malmo, Sweden

                        Telephone: (011) 46-40-32-13-33




                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      /X/  Form 20-F                       /_/  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      /_/  Yes                             /X/  No

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                Not applicable.



                    This Form 6-K consists of Biora AB's Annual Report for 2002 (see Appendix A).



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BIORA AB


Dated: March 28, 2003                        By:  /s/  Svante Lundell
                                                -------------------------------
                                                  Svante Lundell
                                                  Chief Financial Officer

                                  APPENDIX A

ANNUAL REPORT 2002

                                   Contents

2002 in Summary                                                    4
President's Statement
- A Strong Brand Grows Stronger Yet                                5
Periodontitis - A Common Disease                                   8
Large Potential in a Global Market                                10
Biora's Sales Development in Key Markets                          12
Two Principal R&D Strategies                                      14
Qualified Employees                                               16
Directors' Report                                                 18
Statements of Operations                                          21
Balance Sheets                                                    22
Statements of Cash Flows                                          24
Notes                                                             25
Audit Report                                                      33
Board of Directors                                                34
Management Team and Auditors                                      35
The Share and the Shareholders                                    36
Five Years in Review and Key Ratios                               38
Addresses                                                         39


FINANCIAL INFORMATION 2003

Annual General Meeting of Shareholders (in Malmo, Sweden)      April 29
Interim report for the first three months 2003                 April 29
Capital Market Day for financial analysts, investors and
  media (in Stockholm, Sweden)                                 May 7
Form 20-F, US GAAP 2002                                        June 2003
Interim report for the first six months 2003                   August 7
Interim report for the first nine months 2003                  October 30


Biora develops, manufactures and markets biotechnology products to enable dentists to improve the oral health of their patients. Our committed team of professionals generates customer and shareholder value through quality products and services, thereby fostering sustainable sales growth and profitability.

One third of the worldwide population over the age of 55 suffers from extensive loss of tooth-supporting tissues - including the surrounding bone - due to periodontitis. Biora's product Emdogain(R)Gel is a significant alternative for regenerating lost tooth attachments. Major markets are the United States, Germany and Japan.

2002 IN SUMMARY

Significant Events in 2002

o     Biora achieved a profit of SEK 0.7 million.

o     Sales growth for 2002 was 17 percent (22 percent in local currency).

o     Continued strong sales development in US and Germany.

o     Seikagaku, Biora's partner in Japan, launched Emdogain(R)Gel in April
      2002.

o Emdogain(R)Gel was approved within the EU for the treatment of recession defects.

o     Donna Janson was appointed President and CEO of Biora on January 1,
      2002.

o Biora delisted its American Depository Shares (ADRs) from the NASDAQ stock exchange on January 31, 2002 and terminated its ADR program on December 9, 2002.

                              [GRAPHIC OMITTED]


Net sales for 2002 increased by 17 percent to SEK 129.7 (110.7) million. The increase occurred primarily in the German market (14 percent), the US market (13 percent) and in Japan (SEK 7.9 million). Average annual sales growth between 1998-2002 was 27 percent.

                              [GRAPHIC OMITTED]

Operating costs (R&D, Sales and Marketing and administrative expenses) during 2002 were reduced by 15 percent to SEK 107.1 (126.7) million.

                              [GRAPHIC OMITTED]

Net result after tax in 2002 was SEK 0.7 (-25.1) million. This is an improvement in the net result by SEK 25.8 million compared with 2001.

                              [GRAPHIC OMITTED]

Net change in cash and cash equivalents during 2002 was negative SEK -0.1 (-2.3) million. During 2001 the Group's cash balance was improved by SEK 25.0 million net due to a new share issue and by SEK 7.6 million net through the licensing of an R&D project.

A STRONG BRAND GROWS STRONGER YET

      It takes hard work to build a credible, reliable brand - one that engenders customer confidence and loyalty and provides the foundation for continued long-term growth like ours. At every stage of Biora's development, the ability to originate ideas and create opportunities has given the company a critical competitive edge in establishing our brand. This pioneering, entrepreneurial spirit continues to permeate almost every aspect of our business as we bring one-of-a-kind treatment solutions to market.

      As we look back at 2002, we are both proud and excited to see that customer-oriented product development, committed customer support and yet another year of double-digit sales growth has resulted in our first annual profit.

Product of Choice

      Every commercially viable business attempts to create long-term value for its shareholders in large part by providing value to customers. At Biora, we do this by providing treatment solutions that improve the lives of patients while doing everything we can to exceed the expectations of the professionals who treat them.

      Our most important markets continue to be the United States, Germany and Japan, where we are primarily focusing on established customers. During the past year we have come a long way in coordinating our marketing and sales activities to enhance efficiency and greater effectiveness. Building on a solid foundation, we are continuing to build a global position for Emdogain(R)Gel as the product of choice for periodontal regeneration. While much of our sales and marketing efforts are directed towards periodontists, general dentists who treat patients with periodontal disease comprise another key target group.

Solid Position in Key Markets

      Nowhere in the world does Biora have a stronger presence than in the North American market. Acceptance of our products has increased dramatically in professional circles, demonstrated in part by strong sales development in the United States this past year. In Germany, where the DGP (the largest periodontology association in Germany) had already endorsed the use of Emdogain(R) Gel for the treatment of intrabony defects in 2000, the same association recently expanded this endorsement to encompass a new indication, furcation defects. The year 2001 saw the successful German launch of Emdogain(R)Gel TS, which facilitates the treatment of intrabony defects where additional tissue support is desirable. In Japan, our third key market, our partner, Seikagaku, launched EmdogainGel last year to an established customer base that had previously treated patients with our pioneering Emdogain product. American and European market research shows that EmdogainGel holds a solid position in the minds of our customers, and that our ongoing product development is satisfying additional needs, thereby providing us with excellent opportunities for continued sales growth.


Research Built on Experience

      During 2002, Biora continued its research efforts to expand the indications for EmdogainGel and to develop product line extensions within the dental area. Continued work to develop not merely new, but functionally innovative proprietary products for the dental market is also underway, although resulting products will not enter the market in the near term. Outside the dental area, we will continue to explore the use of matrix proteins in collaboration with external partners, or should it prove to be more cost-effective, license our patents to other companies.

      New indications for the use of EmdogainGel were announced during 2002. The use of EmdogainGel to regenerate tooth-supporting tissues in periodontal defects between tooth roots (furcation treatment) received regulatory approval within the European Union and we have filed for approval of this indication in the United States. In situations of soft-tissue recession, EmdogainGel can be used to improve the quality of tissue attachment. While an application for approval of this indication is currently pending in the US, we have recently received approval for it in the EU and are planning its official launch at the EuroPerio IV meeting in Berlin in June 2003.

      Further down the pipeline, plans for phase II studies are currently being evaluated for products to treat xerostomia (dry mouth) and to forestall the need for root canal treatment in endodontic therapy. In the former case, a patented approach to the local stimulation of the small salivary glands is being explored, while in the latter indication, enamel matrix proteins are being put to use to stimulate hard tissue formation.

Growth and Profitability

      At Biora, we pride ourselves on our hard-earned reputation for being a reliable and well regarded partner for customers and research allies alike. Biora has proven itself to be an innovative company with strong, long-term sales growth. As you review the key figures for the past year, you'll see that we are making substantial progress in our mission to achieve sustainable profit and cash generation in a market in need of innovative advances.

      The immediate challenge is clear: in order to maintain sustainable sales growth and achieve the profitability needed to establish shareholder value, we will continue to concentrate on our key markets - the United States, Germany and Japan - three markets where we are already meeting substantial success in our marketing and sales efforts. Wherever we do business, we will identify and initiate business development opportunities that complement our existing line of products and strengthen our financial platform, while balancing the company's operating costs and cash flow. Moreover, we will continue to conduct short-term research and development projects in the dental area to replenish our pipeline with new products and indications.

Profit During 2002

      At the end of the year it is natural to take stock of the current situation and make plans for the year ahead. This has been a particularly satisfying task for 2002 as we turned an annual profit for the company, which will provide us with an excellent foundation for the future. Our primary objective during the coming year will be to extend this escalating trend in order to secure sustainable sales and growth for the benefit of everyone involved in our business. In short, we at Biora intend to continue growing and to do so profitably. Thanks to dedicated owners and staff, Biora is making business progress and product advances simultaneously.

Malmo, Sweden, February 2003
Donna Janson
President and CEO

PERIODONTITIS - A COMMON DISEASE

      Periodontitis, loss of tooth-supporting structures, is a significant challenge for the dental profession all over the world. Patients who do not receive appropriate care can suffer the loss of some or, in extreme cases, all of their teeth. Emdogain(R)Gel, a biology-based product, is a significant alternative for regenerating lost tooth attachment.

Inflammation of the Soft Tissue

      Without proper daily oral hygiene, bacteria will gradually accumulate on the surface of the teeth and along the margin of the gum tissue. If the bacteria are not removed, inflammation will occur and the gum tissue will become red and swollen, and will bleed easily. Over time, if left untreated, the inflammation will spread deeper into the tissues and will eventually affect the supporting structures of the tooth. These inflamed tissues will gradually deteriorate and be destroyed. When tissue deterioration occurs, a soft tissue pocket will form between the tooth root and the surrounding gum tissue. The layers of bacteria surrounding the neck of the tooth will migrate into this pocket. Since the patient is unable to brush underneath the edge of the gum tissue, the disease process will continue and spread deeper into the dental tissues. The periodontal pocket will become deeper over time, and if left untreated, there is a risk that the patient will eventually lose the tooth.

A Common Disease

      One third of the worldwide population over the age of 55 suffers from extensive loss of the tooth-supporting tissues, including the surrounding bone, due to periodontitis. In approximately 10 percent of this population, the loss of tooth-supporting structures is so extensive that surgical treatment is required to repair the damage to the tissues caused by the disease. In the most common form of surgical treatment (flap surgery), an incision is made and the gum tissue is elevated in order to expose and treat the affected root surface. Defects affecting the surrounding bone are recontoured and the gum tissue is repositioned and sutured in close proximity to the tooth and the recontoured bone.

      Following this procedure, the periodontal pockets are eliminated. However, the margin of the gum tissue is positioned lower than it was previously and often exposes a portion of the tooth root.

      The purpose of this procedure is to remove the periodontal pockets and to allow the patient to keep the area clean through daily oral hygiene techniques. The disadvantage of flap surgery is that new tooth-supporting structures are not recreated, and often the optimal function of the tooth is not regained. Furthermore, patients often complain of sensitivity to heat and cold from exposed root surfaces and a non-aesthetic appearance.

Effective and Safe Treatment

      EmdogainGel consists of an enamel matrix protein that plays an important role in the formation of tooth and tooth-supporting structures. By coating the surface of the exposed dental root with EmdogainGel during periodontal surgery, new root cementum, periodontal ligament fibers, and surrounding bone tissue can be formed. This means that the tooth receives new functional tooth-supporting tissues. The formation of these new tissues takes place over time and increased growth can be observed over a period of two to three years following the periodontal surgical procedure. Experience to date and the large number of scientific studies using EmdogainGel confirm its safety and efficacy in the treatment of moderate to severe defects caused by periodontal disease.

A Significant Product

      EmdogainGel is a ready mixed gel, pre-filled in a disposable syringe that offers the dentist increased ease of use and time savings in the clinic.

      In a recently published article in an industry-trade journal (Ref:
Medical & Diagnostics Industry, December 2002), EmdogainGel was recognized by the US Food & Drug Administration (FDA) on a "list of medical devices approved or cleared in 2001 expected to have a significant impact on patient care". It was stated in the article that the "new formulation enables a dentist to apply the gel without mixing and decreasing the time a patient must be in the dental chair".

Supplementary Product

      Emdogain(R)Gel TS is a product that complements EmdogainGel and provides the dentist with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. By combining EmdogainGel with a synthetic bone graft material, the regenerative capacity of EmdogainGel is maintained and additional support is provided to the surrounding soft tissues in order to achieve a superior aesthetic outcome for these types of defects. Biora has the global marketing rights for this product except in the North American market.

Other Dental Applications for Emdogain(R)Gel

      EmdogainGel's capacity to regenerate lost tooth-supporting structures has also proved to be valuable in other dental indications.

Exposed Root Surfaces (Recession Defects)

      Many people experience recession of the gum tissue on the front side of the tooth root. The cause is often due to inflammation of the gum tissue or an improper (too aggressive) toothbrushing technique that causes the margin of the gum tissue to recede and expose part of the root of the tooth. Once the gum tissue recedes, it will often cause increased sensitivity and the softer root surface will be more susceptible to caries and abrasions from tooth brushing. In addition, the affected teeth will appear to be longer due to the exposure of the root surface, and if located in the front part of the mouth, will be aesthetically unpleasing. These defects are currently treated surgically by repositioning the gum tissue and placing and securing the tissue over the exposed root surface. Biora has conducted clinical studies using EmdogainGel for the recession indication in Europe and the United States. These studies show an increased quality of the newly regenerated attachment, and thereby an improved potential for long-term success. A registration application for this indication was submitted to the FDA in the third quarter of 2002 and to the European certification units (Notified Bodies) during the fourth quarter of 2002. Approval within the European Union for this indication was received by the end of 2002 and the company is awaiting the FDA response.

Periodontal Defects between Dental Roots (Furcation Defects)

      Treatment of periodontal defects between the dental roots (furcations) that occur in molar teeth which have more than one root is another approved indication for EmdogainGel in Europe and Canada. An application for this indication was submitted to the FDA during June 2002. EmdogainGel has been shown to regenerate tooth-supporting structures in less severe periodontal defects between the dental roots.

Dental Trauma

      This indication supports the use of EmdogainGel in the treatment of avulsed teeth (teeth lost due to dental trauma). Treatment with EmdogainGel for this indication improves the prognosis for survival of the re-implanted tooth. The use of EmdogainGel in the treatment of avulsed teeth is an approved indication in Europe, Canada and Brazil.

LARGE POTENTIAL IN A GLOBAL MARKET

      Worldwide, approximately five million surgical procedures (flap surgery) are performed annually to treat severe periodontitis and approximately two million of these procedures are performed annually in the United States.

                              [GRAPHIC OMITTED]

      The majority of periodontal surgical procedures are currently performed without the use of regenerative therapy, i.e. therapy aimed at recreating new tooth attachment tissues. No standardized therapy exists for the treatment of moderate to severe periodontal disease. However, in the periodontal community there is growing interest in methodologies and products which provide the possibility of regenerating lost tooth-supporting tissues. Consequently, there is a large untapped market potential for periodontal regenerative products.

The Key Markets for Emdogain(R)Gel

      The United States, Germany and Japan are the largest markets for periodontal products. These markets represent the greatest potential for EmdogainGel. In the US and Germany, Biora has established wholly owned subsidiaries which are responsible for marketing and sales in their respective markets. In Japan, Biora collaborates with its partner, Seikagaku Corporation.

Target Groups

      The primary target group for EmdogainGel in most markets is periodontists
- dentists who have acquired a specialist degree in the treatment of periodontal diseases. In certain markets, such as Germany, general practitioners with specific interest, knowledge and experience in the area of periodontal diseases routinely treat patients with periodontal disease and therefore represent a significant portion of Biora's primary target group.

Treatment Alternatives

      Although there is no direct competitor to EmdogainGel today, a variety of bone graft materials (particulate materials of human, bovine or synthetic origin) and membranes (Guided Tissue Regeneration - GTR) are competing for market share in the regenerative segment.

      The major rationale for using a bone graft in a periodontal defect is to "fill the defect" with the graft material, which acts as a physical scaffold for the in-growth of cells. Over time, some graft materials will resorb completely and be replaced by new bone. However, other graft materials will remain present in the periodontal defects over very long periods of time.

      A membrane acts as a physical barrier. The rationale for using this treatment option is to exclude the growth of epithelial cells into the defect
- which could hinder the regenerative process - in order to allow the in-growth of cells with potential to participate in regeneration of the lost attachment.

      In the United States, the most common alternative approach to EmdogainGel in periodontal regeneration is represented by different bone graft materials, whereas in the German market GTR membranes are the most common form of therapy.

Product Benefits - Emdogain(R)Gel

      EmdogainGel is proven both scientifically (through extensive clinical documentation) and in clinical practice, and therefore, can offer the clinician and the patient a predictable treatment result. The product regenerates both soft and hard tissues, i.e. cementum, periodontal ligament and alveolar bone. In addition, the product demonstrates unique wound healing properties, is easy to use and reduces chair time for the clinician.

New Market Opportunities for Emdogain(R)Gel

      In the second quarter of 2002, Biora submitted an application to the US Food and Drug Administration (FDA) for the treatment of furcation defects. During the third quarter 2002, Biora also submitted an application to both the FDA and to the European certification bodies for the treatment of recession defects. An EU approval for this indication was received in the fourth quarter 2002. These indications are comprehensively described on page 9.

                              [GRAPHIC OMITTED]

      Results based on a telephone interview with 62 periodontists in the United States. The market research showed a similar product profile in the German, Italian and Nordic Markets. The market research was conducted by GFK on behalf of Biora during November and December 2001.

-------------------

STATEMENTS FROM KEY OPINION LEADERS

United States

President, American Academy of Periodontology

DR. Gordon L. Douglass
Private Practice
Sacramento, California

                The American Dental Association's (ADA) data has demonstrated that there has been a 10% drop in the non-surgical treatment of periodontitis from 1990-1999. This means that we have been fairly successful treating patients with early periodontal disease; however, the incidence of moderate to severe disease is probably constant.

                Traditionally, the surgical management of periodontitis has involved flap surgery with re-shaping of the bone to achieve a positive architecture. A significant amount of procedures are performed in this manner involving shallow to moderate bone defects rather than attempting regeneration techniques. Currently, however, there is a steady trend towards performing more regenerative procedures in more severe and vertical osseous defects. According to the American Academy of Periodontology's (AAP's) Practice Profile Survey performed in 2000, as well as ADA data, the amount of regenerative treatment being performed is steadily increasing, while the incidence of flap and osseous surgery is declining.

                Emdogain(R)Gel and bone grafting materials are two popular regenerative materials used today and will, therefore, enjoy increasingly steady growth among periodontists in the future. There are many periodontists who currently use EmdogainGel in all periodontal regenerative procedures because it is the only product on the market that appears to stimulate a new attachment and improve wound healing. My main criteria for evaluating different products is predictability, and EmdogainGel appears to improve predictability. The most frequently made comment by periodontists about EmdogainGel is that when performing regenerative surgery in the aesthetic zone, EmdogainGel provides a more predictable, favorable aesthetic result as compared to membranes. Additionally, many periodontists are beginning to evaluate EmdogainGel in the treatment of recession defects with favorable results.


Germany

President, Deutsche Gesellschaft fur Parodontologie (DGP)

Professor Dr. Thomas Hoffmann
Universitatsklinikum Carl Gustav Carus Technischen Universitat, Dresden

                The German Oral Health Study shows that the prevalence of moderate periodontitis among German people in the age group 35-44 years is 32 percent, while it is 40 percent in the age group 65-74 years. The corresponding figures for patients suffering from severe periodontitis are 14 percent and 24 percent respectively. The most common regenerative methods used today in Germany are EmdogainGel and a variety of bone grafting materials with or without the additional application of GTR membranes.

                The depth of the intrabony defect, the number of bony walls with defects and the defect width are important considerations when choosing a regenerative treatment. In deep and narrow defects, there is no need to combine different regenerative modalities as EmdogainGel is proven to provide an efficacious outcome alone, while in wide defects a combination of regenerative therapies may improve the outcome.

                However, with the introduction of EmdogainGel TS, which was designed to be used where additional tissue support is desired, more and more dentists have found this product to be beneficial - especially in wide defects. The application of EmdogainGel has gained popularity due to its ease-of-use and positive post-operative wound healing properties. Another advantage is that EmdogainGel may be used for the treatment of up to three intrabony defects within the same surgical procedure. More and more dentists in Germany have also started using EmdogainGel TS, especially in larger defects.

Japan

President, Japanese Society of Periodontology

Professor Eiji Funakoshi
Funakoshi Research Institute of Clinical Periodontology,
Kyushu University School of Dentistry

                The Japanese periodontal market is the second largest in the world following the United States. It is estimated that there are approximately 45 million patients in Japan who have periodontitis, and of that number approximately 20 percent or 9 million patients have severe periodontitis. Most Japanese dentists are trained as dentists, i.e. with no specialized training. There are approximately five thousand general dentists registered as members of the Japanese Society of Periodontology. Most of the periodontal treatment procedures, except for EmdogainGel treatment procedures, are covered by the Social Insurance System. However, since income from procedures covered by social insurance is gradually decreasing, general dentists have an opportunity to increase their income by using non-covered treatments such as EmdogainGel. Currently, many Japanese dentists are shifting their use of GTR membranes to EmdogainGel due to its ease of use, improved results, faster wound healing, the possibility of its use in multipledefect treatment and its biological approach.

-------------------

BIORA'S SALES DEVELOPMENT IN KEY MARKETS

      Biora's net sales for 2002 amounted to SEK 129.7 million, compared with SEK 110.7 million in 2001. This represents an increase in revenue of 17 percent (22 percent at fixed exchange rates). The increase in sales occurred primarily in the United States, Germany and Japan.

Continued Strong Sales Growth in the United States

      The United States is Biora's largest single market, and sales in 2002 amounted to SEK 69.0 million, an increase of 13 percent in SEK and 21 percent in US dollars compared with 2001. The strong sales development in the US market during 2002 has been partially offset by the decline in the US dollar exchange rate. The continued sales growth can be attributed to a more efficient regional sales organization. This structure has provided stronger communication and improved service to US customers. The sales growth is also a result of a more focused sales strategy to increase product usage within the current customer base. In addition, Emdogain(R)Gel has become more established due to the product's continued presence at scientific meetings and through the publication of an increased number of articles about the product in professional journals. The increased use of EmdogainGel observed in certain customer segments and Biora's ability to attract new customers during 2002 demonstrate that EmdogainGel is now positioned as an established regenerative product in the US market.

Strong Sales Growth in Germany

      Germany is Biora's largest market in Europe. Sales in 2002 amounted to SEK 27.2 million, an increase of 14 percent in SEK and 15 percent in local currency compared with 2001. Biora's German marketing company has focused its activities during 2002 on training its sales team in order to increase their ability to identify and develop customers with growth potential. In order to ensure continued sales growth in the German market, Biora has developed and implemented systems and tools to support its sales personnel in increasing their knowledge and effectiveness. Also important for the future development of this market is the official endorsement by the German Periodontology Association (DGP) of EmdogainGel as an effective and reliable regenerative method for the treatment of vertical periodontal intra-bony defects and in less severe cases (degree II type) of furcation defects in the lower jaw. This statement is significant in establishing EmdogainGel as a standard treatment in Germany and has resulted in several German insurance companies fully or partially reimbursing patients for the cost of the treatment. The majority of university hospitals in Germany now routinely use EmdogainGel. In June 2002, Biora signed an agreement with Willvonseder & Marchesani regarding the distribution of EmdogainGel in Austria. Willvonseder & Marchesani is one of the leading suppliers of dental products in Austria.

Launch of Emdogain(R)Gel in Japan

      In Japan, EmdogainGel was launched during spring 2002 by Biora's partner in this market, Seikagaku. Initially it was launched to key opinion leaders and thereafter, to the entire target group. The Japanese regulatory authority approved EmdogainGel in December 2001. The official launch took place in mid-April 2002 in conjunction with the meeting of the Japanese Association of Clinical Periodontology, one of the largest periodontal congresses in Japan for dentists who treat patients with periodontal disease. Biora's delivery of EmdogainGel to Seikagaku during 2002 amounted to SEK 7.9 million. Unit sales during 2002 from Biora to Seikagaku have increased compared to previous years in which sales were made. However, sales in value have not increased to the same degree due to an unfavorable trend in exchange rates and the introduction of a smaller and lower-priced EmdogainGel syringe (0.3 ml). Seikagaku has successfully introduced EmdogainGel to existing customers and, in parallel, has been able to gain a significant number of new customers. In order to increase market penetration, Seikagaku has extended its collaboration with its distributor, Yoshida, who is responsible for direct sales and marketing of EmdogainGel to general dentists as well as the physical distribution to customers. Seikagaku will continue to provide support to Japanese universities and periodontal opinion leaders and to coordinate educational activities.

Other Markets

      Total sales in other markets during 2002 were SEK 25.6 million. The most significant markets are Italy and the Nordic Region.

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

-----------------------------------

TWO PRINCIPAL R&D STRATEGIES

Research and Development (R&D) at Biora is based on two main strategies:

o to expand the current indications for Emdogain(R)Gel and develop new product line extensions aimed at maximizing short-term commercial opportunities; and

o to develop proprietary products for the dental market by initiating, supporting and collaborating in long-term research projects.

Technology Platform Mimics Nature

      Biora's technology platform is based on the principle of biomimicry, which utilizes products that mimic nature's own systems and processes to recreate tissues. EmdogainGel, which contains enamel matrix proteins that are instrumental in initiating the processes in early tooth development, leads to the healing or regeneration of specific tissues within the oral cavity.

      The initial research demonstrating Emdogain's ability to regenerate periodontal tissues has provided the opportunity to develop new indications where either hard (cementum and bone) or soft (ligament) tissue formation is desirable. Projects have been initiated to investigate the indications of enamel matrix proteins for use in wound healing (soft tissue) and bone or dentin formation (hard tissues).

R&D Projects

New Endodontic Therapy (Treatment of Dental Pulp)

      Destruction of the hard tissues of the tooth due to dental decay (caries) can allow toxic substances to enter the pulp chamber and affect the pulpal tissue, resulting in varying degrees of inflammation and eventually pulp necrosis (pulp death). Also, cavity preparation by means of mechanical drilling can traumatize the pulp and cause irreversible damage to this delicate soft tissue. Current treatment involves removal of the damaged pulp and filling and sealing of the pulpal canal (root canal therapy). Following root canal therapy, the tooth becomes dry and brittle over time and can fracture easily. Preclinical studies have demonstrated that large amounts of new dentin was formed to seal and protect the dental pulp when an Emdogain formulation (XP12) was applied onto an exposed pulpal wound. Substantial amounts of new hard tissue were also found in a clinical phase I study completed during the fourth quarter of 2002.

Xerostomia - Dry Mouth

      Xerostomia (dry mouth) is a condition that affects millions of adults worldwide. A normal flow of saliva is vital for good oral health and essential for an individual's well-being. Dry mouth is a disease that primarily affects older people, but it is also a common side effect of a variety of prescription drugs. Biora's patented approach is based on the local stimulation of the many small salivary glands in the mouth. Biora has developed a new formulation (XP
30) of a well-known pharmaceutical substance, which is now undergoing clinical testing. As many patients experiencing xerostomia do not seek care from a dentist for this condition, Biora has licensed the sales and marketing rights of this potential product for target groups outside the dental market to Medpharma Ltd. The agreement also includes cofunding of the initial product development costs. A phase I study was completed during the third quarter of 2002 showing a dose response in healthy volunteers. The phase II program is planned to be initiated during the third quarter 2003.

MATRIX - Hard Tissue Formation Utilizing Matrix Proteins

      The MATRIX project focuses on identifying new matrix protein-based products for selective growth of hard tissues such as dentin and bone. In December 2001, Biora and four European university research groups specializing in matrix biomineralization were awarded a 2.5 million euro research grant from the European Commission. The aim is to perform a proof-of-principle study of one candidate protein within the four years of the project. This grant enables Biora to conduct exploratory studies with the potential to develop new products without incurring a major investment. Biora maintains the commercial rights to all products derived from the project.

SIMI and ETIF Projects

      The aim of the SIMI (Surface Improvement of Metal Implants) project is to improve the quality and quantity of bone integration by surface treatment of metal implants, i.e. to induce a more rapid integration of such implants in bone. As with the MATRIX project, the SIMI project is partially financed by the European Commission with several university-based research groups and commercial partners participating. The project was initiated during the first quarter 2001 and runs for three years. Biora's participation mainly includes producing proteins for surface coating and analyzing the protein-coated implants.

      The ETIF (Enabling Technology for Industrial Fermentation) project compares recombinant production methods, with one of the target products being a new Biora-patented enamel matrix protein, amelin. Biora has demonstrated that recombinant amelin can induce hard tissue formation in several experimental models. The project consortium consists of research groups and leading fermentation companies from the Oresund region, with completion of the project scheduled for first quarter 2004.

Other R&D Activities

Patent Strategy

      Biora will actively strengthen and protect its technology platform for enamel matrix proteins through patenting. Current patents and patent applications cover a number of areas including periodontal regeneration, dentin and bone formation, soft tissue healing with or without grafting, and induction of programmed cell death in certain epithelial cancer cells. All of these expand Biora's proprietary knowledge and thus the protection around the company's present and future products. The Emdogain patents for periodontal regeneration will expire in 2012 in the US, and during 2007-2009 in Europe and Japan. The more recently issued patents extend beyond 2018.

Biora Scientific Council

      Biora has formed a Scientific Council, with the aim of evaluating Biora's research projects and patent applications, and to provide advice and recommendations on the future direction of Biora's R&D efforts. Biora's founder, Professor Lars Hammarstrom, is the Chairman of the Council. Other members include Professor Malcolm Snead, Research Dean at the Center for Craniofacial Molecular Biology at the University of Southern California in Los Angeles, and Professor Per Belfrage, Chairman of the Board of Lund University Biomedical Center, The Medicon Valley Academy and SWEGENE (The Postgenomic Research and Technology Programme in South Western Sweden).

      Professor Lars Hammarstrom was recently honored by the American Association for the Advancement of Science (AAAS), and was elected a Fellow of the Association for his distinguished contributions to dental education and research, including the use of enamel proteins for periodontal repair and regeneration (Emdogain).

--------------------------

QUALIFIED EMPLOYEES

      A group of well-qualified and committed people is crucial to the development of a research-based and marketoriented company such as Biora. The company has a well-educated group of employees - with a strong entrepreneurial spirit. Biora's aim is to build a corporate culture based on clear objectives and common values. In this way, Biora will meet its goals while ensuring high quality standards.

Staff

      As of December 31, 2002, Biora had a total of 78 employees, of whom 35 are employed by the parent company, 28 are employed in Biora's US subsidiary and 15 are employed in the German subsidiary. Approximately 13 percent of Biora's staff hold positions in R&D and approximately 65 percent hold positions within sales and marketing. To achieve its quality targets, Biora is concentrating on continuous training of its employees. In addition, employees are encouraged to pursue individual initiatives in order to raise quality consciousness.

Quality and ISO Certification

      Biora continually strives for excellence in all its activities in order to maintain control and create stability, reliability and capacity. Biora measures and evaluates its success by regularly monitoring the number of error-free products, the comments received during regulatory inspections, feedback concerning distribution, and customer satisfaction. Biora has adopted a quality policy that states the company shall manufacture products that meet the requirements of the appropriate authorities, including Good Manufacturing Practice (GMP), Quality System Regulation (QSR), ISO* 9002/EN** 46002 and the Medical Device Directive 93/42/EEC***.

-----------------------

      *     ISO = International organization for standardization
      **    EN = European standard (Europaische Norm)
      ***   EEC = European Economic Community


IT (Information Technology)

      Biora has a common business system for Biora AB, the parent company, and its subsidiaries in the US and Germany. This system creates a platform for effective financial management and customer support.

      An important communication channel with customers and shareholders as well as other interested parties is Biora's Internet website, www.biora.com.

Environment

      Attention is being paid to any potential impact the company's operations may have on the environment. Environmental matters are also taken into consideration in long-term planning.

      Biora's production facility in Malmo, Sweden is water-based. The use of water is primarily for cooling; therefore, it is not contaminated with any environmental pollutants. The chemicals used in Biora's quality and research laboratories are properly collected and removed for disposal. An application for an environmental license for Biora's activities was submitted to the Swedish environmental authority during 2000, and is expected to be approved in 2003.

DIRECTORS' REPORT

      Biora AB (publ) is a Swedish company that develops, manufactures and sells biotechnology products for the treatment of dental diseases. The company's principal product, Emdogain(R)Gel, is marketed in approximately twenty-five countries throughout Europe, North and South America, and Asia.

Organization

      Biora had a total of 78 employees at the end of 2002 compared with 83 at the end of 2001. Corporate headquarters are located in Malmo, Sweden and consists of administration, marketing, research and development, manufacturing and quality control.

      Donna Janson was appointed President and Chief Executive Officer in January 2002.

Biora's Markets

      Biora has decided to focus on three key markets: the United States, Germany and Japan. In the United States and Germany, the company has established wholly-owned marketing and sales subsidiaries. In Japan, Biora's products are marketed by Seikagaku Corporation. The Swedish market is managed by Biora's marketing organization based in Malmo. Sales and marketing for the United Kingdom and the Benelux countries are handled through the International Customer Center located in the headquarters facility in Malmo. In other markets, Biora has chosen to collaborate with external distributors.

      The United States is the largest single market for Biora. Sales in 2002 amounted to SEK 69.0 million, an increase of 13 percent compared to the prior year. In Germany, sales in 2002 amounted to SEK 27.2 million, an increase of 14 percent compared to 2001. In Japan, EmdogainGel was registered in December 2001, and the launch took place during April 2002. Sales to Seikagaku, Biora's partner in Japan, amounted to SEK 7.9 million. Total sales in other markets during 2002 were SEK 25.6 million.

Research and Development

R&D at Biora is based on two major development strategies:

      o To expand the current indications for EmdogainGel and develop new product line extensions aiming at maximizing short-term commercial opportunities; and

      o To develop natural proprietary products for the dental market by initiating, supporting and collaborating in long-term research projects.

Research Projects Focusing on Dental Indications

Dental indication projects include:

      o An enamel matrix protein-based product for endodontic therapy (treatment of the dental pulp). An initial phase I study was completed during 2002.

      o A product for local treatment of dry mouth (xerostomia). Early clinical studies on healthy volunteers (phase I) with this patent-protected pharmaceutical product were completed during 2002. The phase II program is planned to be initiated during the third quarter 2003. In March 2001, Biora entered into an agreement with Medpharma which acquired the development and marketing rights for this product to target groups outside the dental area. Biora has also agreed to allow Medpharma to postpone the final payment for the license of the product for medicinal use until the first quarter 2003.

      o Development of a new product for growth of hard tissues, i.e. bone and dentin (MATRIX project). For this project, Biora - together with four university institutions - has received a grant of 2.5 million euro over four years awarded by the European Commission. Biora retains the commercial rights to all products derived from the project.

      A project aimed at developing an enamel matrix protein-based product to reduce pain and discomfort following scaling and root planing of periodontal pockets was terminated during the first quarter 2002, after the phase II study did not demonstrate statistically significant improvement compared with conventional treatment.

New Dental Indications for Emdogain(R)Gel

      Two applications for new indications of EmdogainGel were submitted to the US Food and Drug Administration (FDA) during the summer of 2002: treatment of furcation defects (periodontal defects between the roots of molars) and treatment of recession-type defects (exposed root surfaces). Biora received an EU approval for the latter indication in November 2002.

Environmental License

      Biora's production is regulated by the new Swedish environmental code, and an application was submitted in 2000. Biora anticipates the license to be granted in 2003.

The Biora Share

      Following Biora's delisting from the Nasdaq National Market on January 31, 2002, the Company's ADRs began trading on the Over-the-Counter (OTC) Market with bid and ask prices distributed by Pink Sheets, LLC. Due to the low trading volume of Biora's ADRs on the OTC Market and the high costs relating to the ADR program, Biora terminated its ADR program on December 9, 2002. As a result, Biora's ADRs ceased trading on the OTC market in the US. Until December 9, 2003, ADR holders will be able to exchange their securities with The Bank of New York and receive Biora ordinary Shares which trade on the Stockholm Stock Exchange in Sweden. After that date, The Bank of New York will sell any remaining underlying Biora shares related to the terminated ADR program and will hold the net cash proceeds for the benefit of ADR holders who have not surrendered their ADRs. Biora's ordinary shares continue to trade on the "O-list" of Stockholm Stock Exchange.

Financial Policy Including Investment Policy

      The objective of Biora's financial management is to preserve the company's liquid assets and currency flows. Transactions not connected with the normal cash flow of the business are not permitted if the purpose is to increase financial revenue but the transaction would also increase the company's risk exposure.

Foreign Exchange Management

      Due to the introduction of the euro in most countries in the EMU (European Monetary Union), prices in the European countries have been harmonized. Biora's prices have been adjusted to those prevailing in the largest markets within the currency area.

      Just over 98 percent of Biora's turnover in 2002 was invoiced in currencies other than SEK, and approximately 55 percent of total costs were in foreign currencies.

      According to the company's financial guidelines, currency risks are to be minimized. The majority of debt, liabilities, and cash flow requirements for the next three months that are held in currencies other than SEK are hedged against currency fluctuations. When hedging currencies, the company uses forward contracts. The parent company is responsible for managing foreign exchange risks for the Group.

Board of Directors

      The work of the Board is regulated by the Swedish General Corporation Act and the Articles of Incorporation, as well as the by-laws adopted by the Board.

      The Board of Directors consists of seven members, re-elected by the shareholders at the Annual General Meeting. The Board also consists of one deputy member. During 2002, the Board held six regular meetings in addition to its initial constituent meeting.

      Biora has a separate Audit Committee, consisting of three Board members, Per Lojdquist, Lars Spongberg and Christer Testen. The Audit Committee met three times in 2002.

      The company's auditors report in person directly to the Board regarding their assessment of the company's internal controls.

      The composition of the Board, its members, and their specific areas of responsibility are described in detail on page 34.

Net Sales

      The Group's net sales during 2002 increased to SEK 129.7 million (2001:
SEK 110.7 million). This corresponds to an increase of 17 percent (22 percent at fixed rates of exchange). The increase was primarily in the German, US and Japanese markets.

Results

      Gross profit was SEK 106.7 million (2001: SEK 87.9 million). The improvement can mainly be attributed to increased sales. During the fourth quarter 2002, a review of current production capacity was conducted which resulted in an increased absorption of the fixed costs in inventory. This resulted in a positive impact on the gross profit by SEK 1.0 million. The operating result amounted to a loss of SEK 0.9 million (2001: SEK 26.5 million loss). This is partly due to the increase in sales as well as to decreased operating costs. Selling expenses were reduced by SEK 8.0 million and R&D costs were reduced by SEK 10.1 million. Net financial items were SEK 1.6 million (2001: SEK 1.4 million).

      Net result after tax in 2002 was SEK 0.7 million (2001: SEK 25.1 million loss) corresponding to a gain of SEK 0.03 per share (2001: SEK 1.14 loss) calculated on the average number of shares outstanding of 23,753,800 (22,014,211).

Capital Expenditures

      Capital expenditures for fixed assets and patents in 2002 were SEK 3.0 million (2001: SEK 2.9 million).

Financial Position

      The net change in cash and cash equivalents in 2002 was negative SEK 0.1 million (2001: negative SEK 2.3 million). In comparison with year 2001, it is important to consider that the Group's liquid assets increased by a net of SEK
25.0 million as a result of the new share issue in the third quarter 2001. The Group's liquid funds were also increased as a result of the lump sum payment of SEK 7.6 million net that Biora received during 2001 in connection with the signing of the license agreement with Molnlycke Health Care.

      At year-end, the Group's liquid funds amounted to SEK 51.3 million (2001:
SEK 51.5 million), the equity/assets ratio was 64.9 percent (2001: 60.6 percent) and the Group's equity amounted to SEK 56.2 million (2001: SEK 55.9 million).

Parent Company

      Net sales for 2002 for the parent company amounted to SEK 65.4 million (2001: SEK 54.8 million) and the loss before appropriations and income taxes was SEK 12.1 million (2001: SEK 28.7 million loss).

      Capital expenditures for tangible long-term assets and patents were SEK
1.8 million (2001: SEK 1.4 million). Net change in cash and cash equivalents during 2002 was negative in the amount of SEK 0.8 million (2001: negative SEK
7.2 million). At the end of the reporting period, the parent company's liquid funds amounted to SEK 39.1 million (2001: SEK 39.9 million), the equity/assets ratio was 80.9 percent (2001: 77.9 percent) and shareholders' equity was SEK
60.0 million (2001: SEK 72.2 million).

Proposed appropriation of the accumulated loss

      The Group does not have any unrestricted retained earnings and therefore, no dividends are proposed. The Board of Directors proposes that the accumulated loss on the Parent Company's balance sheet, SEK 12,089 thousand, be covered by charging the share premium reserve.

Future Outlook

      During 2003, efforts will continue primarily in the US, German and Japanese markets. As a matter of corporate policy, Biora does not issue any earnings forecasts.

---------------------------------


STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------
SEK 000s             Note                Consolidated                  Parent Company
---------------------------------------------------------------------------------------------------
                                    2002              2001           2002           2001
---------------------------------------------------------------------------------------------------
Net sales            2,3            129,736           110,667         65,373         54,848
---------------------------------------------------------------------------------------------------
Cost of goods sold   8              -23,014           -22,797        -24,253        -22,220
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Gross profit                        106,722            87,880         41,120         32,628
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Selling expenses     6, 8           -68,982           -76,998        -12,315        -15,325
---------------------------------------------------------------------------------------------------
Administrative       8              -21,474           -22,880        -21,074        -22,111
expenses
---------------------------------------------------------------------------------------------------
Research and                        -16,686           -26,787        -21,044         28,465
development costs    7,8
---------------------------------------------------------------------------------------------------
Other operating      9                2,275            16,049          1,985          6,134
income
---------------------------------------------------------------------------------------------------
Other operating      9               -2,723            -3,728         -2,302         -2,302
expenses
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Result from          4, 5              -868           -26,464        -13,630        -29,441
operations
---------------------------------------------------------------------------------------------------


Results from         13                  -                -             -              -620
participating in
group companies
---------------------------------------------------------------------------------------------------
Interest income and                   1,785             1,630          1,722          1,582
similar profit/loss
items

---------------------------------------------------------------------------------------------------
Interest expense                       -220              -227           -181           -209
and similar
profit/loss
items
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Result after                            697           -25,061        -12,089        -28,688
financial items
---------------------------------------------------------------------------------------------------

Income tax           10                 -16              -34               -              -
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Net result for the                      681           -25,095        -12,089        -28,688
year
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Result per share,    11                0.03             -1.14          -0.51          -1.30
SEK
---------------------------------------------------------------------------------------------------
Number of shares                     23,754            23,754         23,754         23,754
outstanding at the
end of the year
(000s)
---------------------------------------------------------------------------------------------------
Average number of                    23,754            22,014         23,754         22,014
shares outstanding
(000s)
---------------------------------------------------------------------------------------------------



BALANCE SHEETS

-------------------------------------------------------------------------------------------------
SEK 000s                               Consolidated                   Parent Company
-------------------------------------------------------------------------------------------------
Assets December 31 Note           2002              2001           2002           2001
-------------------------------------------------------------------------------------------------
LONG-TERM ASSETS
-------------------------------------------------------------------------------------------------
Intangible assets  12

Patents                           8,001             6,948          3,562          3,000
-------------------------------------------------------------------------------------------------
Total intangible                  8,001             6,948          3,562          3,000
fixed assets
-------------------------------------------------------------------------------------------------

Tangible assets    12
-------------------------------------------------------------------------------------------------
Plant and                           754             1,373            754          1,373
machinery
-------------------------------------------------------------------------------------------------
Equipment, tools,                 1,163             2,365            817          1,323
fixtures and
fittings
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Total tangible                    1,917             3,738          1,571          2,696
assets
-------------------------------------------------------------------------------------------------

Financial assets
-------------------------------------------------------------------------------------------------
Shares in          13                 -                 -         11,985         11,985
subsidiaries
-------------------------------------------------------------------------------------------------
Receivables from   14                 -                 -          2,547         17,579
Group companies
-------------------------------------------------------------------------------------------------
Other long-term    15               217               634              -            380
receivables
-------------------------------------------------------------------------------------------------
Total financial                     217               634         14,532         29,944
assets
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Total long-term                  10,135            11,320         19,665         35,640
assets
-------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------------------------
Inventories
--------------------------------------------------------------------------------------------------
Raw materials                     1,135             1,294          1,135          1,294
and consumables
--------------------------------------------------------------------------------------------------
Work in progress                  2,696             1,059          2,696          1,059
--------------------------------------------------------------------------------------------------
Finished products                 7,130             5,483          6,529          4,778
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Total inventories                10,961             7,836         10,360          7,131

--------------------------------------------------------------------------------------------------
Current
receivables
--------------------------------------------------------------------------------------------------
Accounts                         10,203            12,942          2,305          3,096
receivable -
trade
--------------------------------------------------------------------------------------------------
Other current      16             1,412             3,411            650          2,558
receivables
--------------------------------------------------------------------------------------------------
Prepaid expenses   17             2,576             5,142          2,166          4,275
and accrued
income
-------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Total current                    14,191            21,495          5,121          9,929
receivables
--------------------------------------------------------------------------------------------------

Bank deposits      18                 -            25,951              -         25,951
--------------------------------------------------------------------------------------------------
Cash and banks     18            51,347            25,520         39,150         13,995
--------------------------------------------------------------------------------------------------
Total current                    76,499            80,802         54,631         56,966
assets
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                     86,634            92,122         74,296         92,606
--------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
SEK 000s                                 Consolidated                   Parent Company
----------------------------------------------------------------------------------------------------
Shareholders'        Note          2002               2001           2002            2001
equity and
liabilities
December 31
----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY 19
----------------------------------------------------------------------------------------------------
Restricted equity
----------------------------------------------------------------------------------------------------
Share capital                         950                950            950             950
----------------------------------------------------------------------------------------------------
Share pemium reserve               71,238             89,494         71,218          93,268
----------------------------------------------------------------------------------------------------
Other restricted                      313                510              -               -
equity
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Total restricted                   72,501             90,954         72,168          94,218
equity
----------------------------------------------------------------------------------------------------

Accumulated loss
----------------------------------------------------------------------------------------------------
Loss/profit                       -16,967             -9,989            -             6,638
brought forward
----------------------------------------------------------------------------------------------------
Net result for the                    681            -25,095        -12,089         -28,688
year
----------------------------------------------------------------------------------------------------
Total accumulated                 -16,286            -35,084        -12,089         -22,050
loss
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Total                              56,215             55,870         60,079          72,168
shareholders'
equity
----------------------------------------------------------------------------------------------------
Provisions
----------------------------------------------------------------------------------------------------
Provisions for                        269                261              -               -
pensions
----------------------------------------------------------------------------------------------------
Other provisions                       -                  44              -               -
----------------------------------------------------------------------------------------------------
Total provisions                      269                305              -               -
----------------------------------------------------------------------------------------------------

Current liabilities
----------------------------------------------------------------------------------------------------
Accounts payable -                  5,918              7,522          5,319           5,776
trade
----------------------------------------------------------------------------------------------------
Income tax                             55                168              -               -
liability
----------------------------------------------------------------------------------------------------
Other current       20              1,836              4,175          1,097           2,921
liabilities
----------------------------------------------------------------------------------------------------
Accrued expenses    21             22,341             24,082          7,801          11,741
----------------------------------------------------------------------------------------------------
Total current                      30,150             35,947         14,217          20,438
liabilities
----------------------------------------------------------------------------------------------------
TOTAL                              86,634             92,122         74,296          92,606
SHAREHOLDERS'
EQUITY AND
LIABILITIES
----------------------------------------------------------------------------------------------------
Pledged assets and  24
contingent
liabilities
----------------------------------------------------------------------------------------------------
Pledged assets                       None               None           None            None
----------------------------------------------------------------------------------------------------
Contingent                          9,930              8,618          9,930           8,618
liabilities
----------------------------------------------------------------------------------------------------

----------------------


STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------
SEK 000s                            Consolidated                                   Parent Company
------------------------------------------------------------------------------------------------------------------
                             2002                 2001                     2002                       2001
------------------------------------------------------------------------------------------------------------------
Cash flows from
operating
activities
------------------------------------------------------------------------------------------------------------------
Net result                    681              -25,095                  -12,089                    -28,688
------------------------------------------------------------------------------------------------------------------
Adjustment to
reconcile net
loss to net cash
flows used in
operating
activities
------------------------------------------------------------------------------------------------------------------
Depreciation of             3,618                5,939                    2,394                      3,571
tangible assets
and amortization
of patents
------------------------------------------------------------------------------------------------------------------
Capital loss /                  -                   13                        -                        -18
Capital gain
------------------------------------------------------------------------------------------------------------------
Write-down of                   -                    -                        -                      1,669
shares in
subsidiaries
------------------------------------------------------------------------------------------------------------------
Changes in                      -                    -                   15,032                    -23,872
receivables from
Group companies
affecting net
loss
------------------------------------------------------------------------------------------------------------------
Changes in other              260                   15                      190                          -
long-term
receivables
------------------------------------------------------------------------------------------------------------------
Changes in                    -29                   27                        -                          -
provisions
------------------------------------------------------------------------------------------------------------------
Taxes                          16                   34                        -                          -
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Cash flows from             4,546              -19,067                    5,527                    -47,338
operating
activities
before changes
in working
capital
------------------------------------------------------------------------------------------------------------------

Cash flows from changes in working capital
------------------------------------------------------------------------------------------------------------------
Accounts receivable -       1,657               -3,040                      791                       -898
trade
------------------------------------------------------------------------------------------------------------------
Inventories                -3,572                  628                   -3,229                       -660
------------------------------------------------------------------------------------------------------------------
Other current assets        4,450               -3,138                    4,017                     -3,127z
------------------------------------------------------------------------------------------------------------------
Accounts payable and       -3,255                  393                   -6,221                       -123
other current
liabilities
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net cash used in            3,923              -25,480                      885                    -52,146
operating activities
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Cash flows from
investing
activities
------------------------------------------------------------------------------------------------------------------
Capital                    -2,953               -2,907                   -1,831                     -1,453
expenditures
(tangible assets
and patents)
------------------------------------------------------------------------------------------------------------------
Proceeds from                   4                   35                        -                         17
sales of tangible
assets
------------------------------------------------------------------------------------------------------------------
Transfer of cash                -                    -                        -                     21,900
from group
companies
------------------------------------------------------------------------------------------------------------------
Payments                      190                1,920                      190                      1,920
concerning other
long-term
receivables
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net cash used in           -2,759                 -952                   -1,641                     22,384
/ from investing
activities
------------------------------------------------------------------------------------------------------------------

Cash flows from
financing
activities
------------------------------------------------------------------------------------------------------------------
Issuance of new                 -               24,980                        -                     24,980
shares
------------------------------------------------------------------------------------------------------------------
Amortization of                 -               -2,400                        -                     -2,400
dept / Issuance
of dept
------------------------------------------------------------------------------------------------------------------
Option premiums                 -                  920                        -                          -
received
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net cash from                   -              -23,500                        -                     22,580
financing
activities

------------------------------------------------------------------------------------------------------------------
Effect of                  -1,191                  648                        -                          -
exchange rate
changes on cash
and cash
equivalents
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net change in                -124               -2,284                     -756                     -7,182
cash and cash
equivalents

------------------------------------------------------------------------------------------------------------------
Cash and cash              51,471               53,755                   39,906                     47,088
equivalents,
beginning of year
------------------------------------------------------------------------------------------------------------------
Cash and cash              51,347               51,471                   39,150                     39,906
equivalents, end
of year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net change in                -124               -2,284                     -756                     -7,182
cash and cash
equivalents
------------------------------------------------------------------------------------------------------------------

Cash received for           1,854                1,507                    1,754                      1,350
interest
------------------------------------------------------------------------------------------------------------------
Cash paid for                  11                  214                        8                        208
interest
------------------------------------------------------------------------------------------------------------------
Cash paid for                  80                   43                        -                          -
taxes
------------------------------------------------------------------------------------------------------------------

-----------------------

Notes

(Amounts in SEK 000s where not otherwise indicated)

Note 1 Accounting principles

The Annual Report has been prepared in accordance with the Annual Accounts Act, the standards issued by the Swedish Financial Accounting Standards Council and the pronouncement of its Emerging Issues Task Force. These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). See note 25 regarding differences between Swedish GAAP and US GAAP affecting the Company's (Biora AB and subsidaries) earnings and shareholders' equity. The accounting principles have been kept unchanged as compared to the previous year.

Consolidation principles

The consolidated financial statements comprise the financial accounts for the Company. The consolidated financial statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR1:00 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.

Translation of the accounts of foreign subsidiaries

The Group's foreign operations consists of independent operations which have been translated in accordance with the current rate method. The current rate method means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 19.

On the disposal of foreign operations, all accumulated translation differences (net effect of any hedging activities) are recognised as income or expense in the group income statement.

Revenue recognition

Revenue from the sale of goods is recorded upon delivery.

Cost of goods sold

With Emdogain becoming fully commercially available in 1996, the Company has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Cost of goods sold also includes 2.5% royalty to Astra on sales of Emdogain (see note 23).

Research and development (R&D) costs

R&D costs consist of all costs attributable to the preclinical and clinical divisions in the Parent Company, including product development costs relating to product registration and costs for clinical studies. R&D costs also include amortization of patents and depreciation of equipment for R&D purposes.

Government support

Government grants are distributed systematically over a period of time in the same way and over the same period as those costs the grants are designated to compensate, in accordance with Standard No. 28 issued by the Financial Accounting Standards Council.

Capitalized research and development (R&D) costs

Capitalized costs relating to the registration application for Emdogain have been fully amortized in connection with the year-end closing 2000. The amortization began in 1996 when Emdogain became fully commercially available. There are no R&D costs capitalized at year-end closing 2002.

Patents

Patents have been reported at original acquisition cost less accumulated amortization. Patents are amortized over the estimated economic life of the product to which the patent refers, which normally exceeds 5 years, beginning when the product becomes fully commercially available. The amortization period neither exceeds 10 years nor does it exceed the period of validity of the various patents.

Machinery and equipment

Machinery and equipment are reported at original acquisition cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major repurchases are capitalized. Computer equipment is depreciated (retroactively as from year 2000) over an estimated useful life of 3 years. Other machinery and equipment are depreciated over an estimated useful life of 5 years. See note 8.

Leasing agreements

The Company leases certain plant and equipment under operating leases.

Receivables

If a subsidiary has a negative equity recorded, the Parent Company's receivable from the subsidiary is at least written down by the corresponding amount. All other receivables are recorded at their expected net realizable value.

Inventories

Inventories are reported at the lower of cost and net realizable value. The "first in, first out" method has been applied for all inventories. Provision has been made for obsolete inventories.

Cash equivalents

Cash and banks and Bank deposits are considered as cash equivalents. The cash equivalents have an original maturity of 90 days or less.

Income taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax liabilities are set off against deferred tax assets. Remaining deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized. See notes 10 and 25.

Impairments

The book value of all Group assets is reviewed every closing date to determine whether there is any indication of an impairment. If any such indication is observed, the asset's recoverable amount is calculated as the highest of the value in use and the selling price. A write-down is made if the recoverable amount is less than the book value. When calculating the value in use, future cash flows are discounted using a pre-tax interest rate that reflects the current market assessment of the risk-free interest rate, and the risks specific to the asset. For an asset that does not generate any cash-flow independently from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Receivables and liabilities in foreign currency

Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Currency-hedged balances have been translated at the spot rate when the balance occurred with adjustment for the accrued deduction or addition agreed upon in the hedge contract. Exchange gains/losses pertaining to operating assets and liabilities are included in consolidated Other operating income by 1,589 (401) and in Other operating expenses by 966
(848). Exchange expenses/gains pertaining to current financial assets have been included in consolidated Interest expense/income by -173 (107).

Hedging of future cash flows

Certain expected future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of the Parent Company to hedge 75% of anticipated, budgeted future cash inflows in foreign currency for the following three months.

                To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) the Parent Company has, in accordance with this policy, hedged the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December 31, 2002, had a duration up until March 27, 2003. During 2001 and 2002 budgeted inflows in yen were hedged by foreign exchange contracts. Additionally the first delivery to Japan in 2003 was hedged by a foreign exchange contract. The remaining deliveries to Japan in 2003 will be hedged when a delivery-plan has been received from Seikagaku.

                The contracted installments in USD from Medpharma in 2001 and 2002 have been hedged by foreign exchange contracts in 2001.

---------------------

Note 2 Sales to subsidiaries

Of the Parent Company's sales, sales to subsidiaries accounted for SEK 40.8 million (39.1), in percent 62 (71). The Parent Company has no purchases from the subsidiaries.

Note 3 Geographic segment information

The Company's manufacturing facilities are located in Sweden.

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
Net sales               2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
US                      69,019                60,833                 25,459                24,685
------------------------------------------------------------------------------------------------------------------
Germany, Austria        27,291                23,909                 11,599                10,034
------------------------------------------------------------------------------------------------------------------
Japan                    7,833                     -                  7,833                     -
------------------------------------------------------------------------------------------------------------------
Italy                    5,635                 6,365                  2,480                 3,045
------------------------------------------------------------------------------------------------------------------
Nordic countries         5,306                 6,053                  5,306                 6,053
------------------------------------------------------------------------------------------------------------------
Benelux countries        1,997                 2,534                    765                   969
------------------------------------------------------------------------------------------------------------------
Canada, Mexico,          3,735                 3,421                  3,735                 3,421
Brazil, Colombia
------------------------------------------------------------------------------------------------------------------
Switzerland                950                 1,506                    950                 1,193
------------------------------------------------------------------------------------------------------------------
UK                       1,179                 1,034                    455                   426
------------------------------------------------------------------------------------------------------------------
Other countries          6,791                 5,022                  6,791                 5,022
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                  129,736               110,677                 65,373                54,848
------------------------------------------------------------------------------------------------------------------

Note 4 Personnel
The average number of employees during the fiscal year at each working site.

------------------------------------------------------------------------------------------------------------------
                        2002                  2002                   2001                  2001
------------------------------------------------------------------------------------------------------------------
                        Number of             Of which               Number of             Of which
                        employees             men %                  employees             men %
------------------------------------------------------------------------------------------------------------------
Parent Company          35                    24                     37                    28
------------------------------------------------------------------------------------------------------------------

Subsidiaries
------------------------------------------------------------------------------------------------------------------
Germany                 15                    64                     14                    58
------------------------------------------------------------------------------------------------------------------
US                      28                    51                     27                    55
------------------------------------------------------------------------------------------------------------------
Italy                    -                     -                      1                     -
------------------------------------------------------------------------------------------------------------------
Netherlands              -                     -                      0                    71
------------------------------------------------------------------------------------------------------------------

Total, subsidiaries     43                    56                     42                    55
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Consolidated            78                    41                     79                    42
------------------------------------------------------------------------------------------------------------------


Wages, salaries, other remuneration and social insurance costs during the fiscal year

------------------------------------------------------------------------------------------------------------------
                        2002                  2002                   2001                  2001
------------------------------------------------------------------------------------------------------------------
                        Wages, salaries, and  Social insurance       Wages, salaries, and  Social insurance
                        other remuneration    expenses (of which     other remuneration    expenses (of which
                                              pension costs)                               pension costs)
------------------------------------------------------------------------------------------------------------------
Parent Company          17,959                 8,556                  18,416                9,433
------------------------------------------------------------------------------------------------------------------
                                              (2,567)*                                     (3,581)*
------------------------------------------------------------------------------------------------------------------
Subsidiaries            27,549                 3,481                  27,587                3,551
------------------------------------------------------------------------------------------------------------------
                                                (809)                                        (779)
------------------------------------------------------------------------------------------------------------------
Consolidated            45,508                12,037                  46,003               12,984
------------------------------------------------------------------------------------------------------------------
                                              (3,376)**                                    (4,360)**
------------------------------------------------------------------------------------------------------------------

*     58 (928) of the Parent Company's pension costs refer to the category Board of Directors and President and 1,301 (1,253) refer to the management team consisting of respectively director of R&D, marketing, production, medical, investor relations and finance at Biora AB. The Parent Company had no outstanding pension obligations either at December 31, 2002 or at December 31, 2001.

**    172 (1,079) of the consolidated pension costs refer to the category Board of Directors and President and
      1,301 (1,253) refer to the management team. The consolidated outstanding pension obligations to this category amount to 269 (261).



Wages, salaries and other remuneration at each working site distributed between the Parent Company and the subsidiaries and between Board members, etc., and other employees.


------------------------------------------------------------------------------------------------------------------
                   2002         2002             2002          2001         2001             2001
------------------------------------------------------------------------------------------------------------------
                   Board of     Management       Other         Board of     Management       Other
                   Directors    team             employees     Directors    team             employees
                   and                                         and
                   President                                   President
------------------------------------------------------------------------------------------------------------------
Parent Company      3,677        5,492            10,079        3,880        5,295            9,241
------------------------------------------------------------------------------------------------------------------

Subsidiaries
------------------------------------------------------------------------------------------------------------------
Germany             1,166            -             6,009        1,136            -            5,682
------------------------------------------------------------------------------------------------------------------
US                  1,621            -            18,753        2,245            -           18,236
------------------------------------------------------------------------------------------------------------------
Italy                   -            -                 -            -            -              270
------------------------------------------------------------------------------------------------------------------
Netherlands             -            -                 -            -            -               18
------------------------------------------------------------------------------------------------------------------

Total,              2,787            -            24,762        3,381            -           24,206
subsidiaries
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Consolidated        6,464        5,492            34,841        7,261        5,295           33,447
------------------------------------------------------------------------------------------------------------------

Information below regarding benefits expensed for senior executives refers to 2002 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

                Fees to the Chairman of the Board and the other Board members have been paid according to the recommendations from the annual shareholders meeting as follows:

                A fee of 150 has been expensed for Per Wahlstrom, Chairman of the Board of Biora. The other six Board members have received a fee of 100 each. The three Board members appointed in January 2002 have received 33 each in addition to the ordinary fee. Deputy Lennart Jacobsson has received a fee of 50. In addition to the ordinary fee, three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Per Lojdquist 40, Lars Spongberg 25 and Christer Testen 25.

                According to the employment agreement, which is limited in time to 3 years, Donna Janson, President of Biora as from January 1, 2002, is entitled to an annual salary, including social security expenses, of approximately USD 300,000. Additionally she is entitled to an annual salary bonus amounting to maximum 25% of the annual salary as well as pension benefits paid, for which the Company's annual cost will be approximately USD 6,000. Donna Janson is entitled to a period of notice of minimum 6 months and maximum 12 months, starting not earlier than January 1, 2003. In addition she is entitled to a severance pay equal to an annual salary, which can also be realized in the event of change of control of Biora.

                Donna Janson is entitled to acquire 150,000 warrants pursuant to the Program adopted in June, 2001, see note 19. She is also entitled to a company car and a furnished apartment supplied by Biora in Sweden.

                A bonus has not been paid at the Parent company during 2002 nor 2001. The incentive schemes for the President of Biora and the management team are based on turnover with a maximum of 20 times the base amount (758 as of 2002).

                Other senior executives employed by the Parent Company have a period of notice of 6-18 months. Future pension benefits are based on individual plans.

No of shares and options owned by Board members, etc.
------------------------------------------------------------------
                              Shares           Options with redemption
                                               period 2003.10.01 -
                                               2004.09.30
------------------------------------------------------------------
Board members                  3,200                    0
------------------------------------------------------------------
CEO                                0               50,000
------------------------------------------------------------------
Management team               73,000               30,000
------------------------------------------------------------------
------------------------------------------------------------------
Total                         76,200               80,000
------------------------------------------------------------------

Note 5 Remuneration to the auditors of the company

The following remuneration to the auditors of the Company, KPMG, is included in the Result from operations:

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Audit assignments         716                   497                    308                   320
------------------------------------------------------------------------------------------------------------------
Other assignments         895                   266                    455                   91
------------------------------------------------------------------------------------------------------------------
Total                   1,611                   763                    763                   411
------------------------------------------------------------------------------------------------------------------

Note 6 Selling expenses

Marketing expenses of the subsidiaries have to a large extent been covered by cash and inventory provided by the Parent Company. Receivables from the subsidiaries have been written down in the 1998 years result by the same amount as the negative equity in the subsidiaries, SEK 84.1 million. In the year-end closing for 1999, 2000 and 2001 this has resulted in reversal of some of the write-downs made. In the year-end closing for 2002 write-down of SEK
0.3 million was reversed. Accumulated write-downs of the Parent Company's receivables from subsidaries in 2002 amounted to SEK 64.4 million.

Note 7 Research and development (R&D) costs

In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for utilized EU grants during the year, in accordance with the following:

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Total research and      16,715                27,146                 21,073                28,824
development costs
------------------------------------------------------------------------------------------------------------------
EU grants                  -29                  -359                    -29                  -359
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net                     16,686                26,787                 21,044                28,465
------------------------------------------------------------------------------------------------------------------


Concerning amortization of patent and licence costs included in research and development costs, see note 8.

Note 8 Depreciation / Amortization

In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Cost of goods sold        675                   962                    675                   962
------------------------------------------------------------------------------------------------------------------
Selling expenses          675                 1,616                     38                   102
------------------------------------------------------------------------------------------------------------------
Administrative expenses   163                   342                    163                   342
------------------------------------------------------------------------------------------------------------------
Research and            2,105                 3,019                  1,518                 2,165
development costs
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                   3,618                 5,939                  2,394                 3,571
------------------------------------------------------------------------------------------------------------------


In depreciation accounted for as research and development costs are included write-downs of the patents for apoptosis and connective tissue by SEK 697 Consolidated. The corresponding depreciation for the year 2002 includes write-downs of the patents for apoptosis and connective tissue by SEK 205 and write-down of the EMD patent for inhibition of epithelium growth by SEK 225. See note 12 concerning the distribution of depreciation / amortization between the other different kinds of long-term assets.

Note 9 Other operating income and expenses

Payments from Molnlycke referring to a development project in non dental wound-healing are included in Other operating expenses by SEK 360 in the Parent Company as well as Consolidated. Concerning exhange rate differences see note 1.

Note 10 Income taxes

The result before income taxes consists of the following:

------------------------------------------------------------------
                              2002                   2001
------------------------------------------------------------------
Sweden                       -8,026                 -21,132
------------------------------------------------------------------
Foreign                       8,723                  -3,929
------------------------------------------------------------------
Total                           697                 -25,061
------------------------------------------------------------------


Income taxes are distributed as follows:

                              2002                   2001
Current

Sweden                            -                      -4
Foreign                         -16                     -30
------------------------------------------------------------------
Total                           -16                     -34

Deferred
Sweden                            -                       -
Foreign                           -                       -
------------------------------------------------------------------
Total                           -16                     -34

Deferred tax assets on not yet utilized losses have not been recorded.

A reconciliation of the nominal tax expected, 28%, compared with the Company's effective tax is shown below:

                                                  2002           2001

Expected income tax expense/benefit*              -195          7,017
Effect of:
Difference in tax rates for foreign
subsidkaries                                    -1,243            720
Losses not currently utilized                     -821         -8,176
Utilized losses from earlier years               2,902          1,378
Non-deductible items                              -662           -976
Non-taxable income                                   3              3
----------------------------------------------------------------------
Actual tax according to Statements
of Operations                                      -16            -34

* Expected income tax expense/benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.

The Company had tax loss carried forward in The Netherlands, Germany, Italy, the UK, Switzerland and the US that amounted to 182,430 at December 31, 2002. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities.

                The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 37% in Germany, 40% in Italy, 30% in the UK, 25% in Switzerland and 40% in the US.

                The Company had tax loss carried forward in Sweden that amounted to 287,313 at December 31, 2002. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities. Under the tax laws of The Netherlands, Germany, Italy, the UK and Sweden tax losses carried forward do not expire. For Switzerland the time limit is 7 years and for the US 15-23 years.

Note 11 Result per share

Result per share has been calculated by dividing the Net result for the year by the average number of shares. The dilution effects of outstanding options have not been considered as the present values of the exercise prices at each year-end have been higher than the net realizable values of the shares.

Note 12 Acquisition value of long-term assets, etc.

Patents
------------------------------------------------------------------------------------------------------------------
                               Consolidated                                 Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Accumulated             13,790                12,084                  8,327                 7,694
acquisition
cost,beginning of year
------------------------------------------------------------------------------------------------------------------
Capital expenditures     2,682                 1,654                  1,587                   633
for the year
------------------------------------------------------------------------------------------------------------------
Translation                -17                    52                      -                     -
differences for the
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated             16,455                13,790                  9,914                 8,327
acquisition cost, end
of year
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
Accumulated             -6,842                -4,972                 -5,327                -4,314
amortization,
beginning of year
------------------------------------------------------------------------------------------------------------------
Amortization for the    -1,182                -1,170                 -1,025                -1,013
year
------------------------------------------------------------------------------------------------------------------
Write-downs for the       -430                  -697                      -                     -
year
------------------------------------------------------------------------------------------------------------------
Translation                  -                    -3                      -                     -
differences for the
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated             -8,454                -6,842                 -6,352                -5,327
amortization, end of
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net book value, end of   8,001                 6,948                  3,562                 3,000
year
------------------------------------------------------------------------------------------------------------------


Plant and machinery

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Accumulated              7,080                 6,940                  7,080                 6,940
acquisition cost,
beginning of year
------------------------------------------------------------------------------------------------------------------
Capital expenditures        56                   175                     56                   175
for the year
------------------------------------------------------------------------------------------------------------------
Sales / disposals            -                   -35                      -                   -35
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated              7,136                 7,080                  7,136                 7,080
acquisition cost, end
of year
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Accumulated             -5,707                -4,780                 -5,707                -4,780
depreciation,
beginning of year
------------------------------------------------------------------------------------------------------------------
Sales / disposals            -                    35                     -                     35
------------------------------------------------------------------------------------------------------------------
Depreciation for the      -675                  -962                   -675                  -962
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated             -6,382                -5,707                 -6,382                -5,707
depreciation, end of
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net book value, end of     754                 1,373                  754                   1,373
year
------------------------------------------------------------------------------------------------------------------

Equipment, tools, fixtures and fittings

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Accumulated             20,407                19,542                 10,449                10,111
acquisition cost,
beginning of year
------------------------------------------------------------------------------------------------------------------
Capital expenditures       211                 1,080                    188                   645
for the year
------------------------------------------------------------------------------------------------------------------
Sales / disposals         -207                -1,152                   -207                  -307
------------------------------------------------------------------------------------------------------------------
Translation             -1,354                   937                      -                     -
differences for the
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated             19,057                20,407                 10,430                10,449
acquisition cost, end
of year
------------------------------------------------------------------------------------------------------------------
Accumulated            -18,042               -15,260                 -9,126                -7,838
depreciation,
beginning of year
------------------------------------------------------------------------------------------------------------------
Sales / disposals          207                 1,105                    207                   308
------------------------------------------------------------------------------------------------------------------
Depreciation for the    -1,331                -3,111                   -694                -1,596
year
------------------------------------------------------------------------------------------------------------------
Translation              1,272                  -776                      -                     -
differences for the
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Accumulated            -17,894               -18,042                 -9,613                -9,126
depreciation, end of
year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net book value, end of   1,163                 2,365                    817                 1,323
year
------------------------------------------------------------------------------------------------------------------


Note 13 Shares in subsidiaries

------------------------------------------------------------------------------------------------------------------
                        Registration No.      Number                 Holding               Book value
------------------------------------------------------------------------------------------------------------------
Bioventures BV,         59621                   400                  100%                  11,452
Amsterdam, The
Netherlands
------------------------------------------------------------------------------------------------------------------
Biora Benelux Dental    261502                    -                  100%                       -
Products BV,
Amsterdam, The
Netherlands*
------------------------------------------------------------------------------------------------------------------
Biora GmbH, Bad         HBR 5584                  1                  100%                     237
Homburg, Germany
------------------------------------------------------------------------------------------------------------------
Biora Inc., Chicago,    364104072             1,000                  100%                       7
U.S.
------------------------------------------------------------------------------------------------------------------
Biora Srl, Milano,      60630/1997           20,000                  100%                      89
Italy
------------------------------------------------------------------------------------------------------------------
Biora Limited, London,  3399381                   2                  100%                       0
UK
------------------------------------------------------------------------------------------------------------------
Biora AG, Zurich,       CH02030200827           200                  100%                       0
Switzerland
------------------------------------------------------------------------------------------------------------------
Biora Option AB,        556555-0729           1,000                  100%                     100
Malmo, Sweden
------------------------------------------------------------------------------------------------------------------
Biora BioEx AB, Malmo,  556566-6202           1,000                  100%                     100
Sweden
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                                                                                      11,985
------------------------------------------------------------------------------------------------------------------

*     Subsidiary of Bioventures BV.

      During 2002 Biora SA Ltd, Johannesburg, South Africa was put into liquidation.

Note 14 Receivables from Group companies

The Parent Company's receivables from the subsidiaries have been written down at least by the same amount as the negative equity in the subsidiaries.

Note 15 Other long-term receivables


------------------------------------------------------------------------------------------------------------------
                              Consolidated                                 Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Opening balance           634                   2,553                  380                   2,300
------------------------------------------------------------------------------------------------------------------
Employee loan repaid     -380                  -1,920                 -380                  -1,920
------------------------------------------------------------------------------------------------------------------
Deposits repaid           -39                       -                    -                       -
------------------------------------------------------------------------------------------------------------------
Capital value of paid       9                     -15                    -                       -
pension insurance fees
in Germany
------------------------------------------------------------------------------------------------------------------
Translation                -7                      16                    -                       -
differences for the
year
------------------------------------------------------------------------------------------------------------------
Closing balance           217                     634                    0                     380
------------------------------------------------------------------------------------------------------------------


Note 16 Other current receivables

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Tax receivables           239                      74                    6                       -
------------------------------------------------------------------------------------------------------------------
V.A.T.                    846                   3,212                  496                   2,500
------------------------------------------------------------------------------------------------------------------
Receivables from            -                      16                    -                       5
employees
------------------------------------------------------------------------------------------------------------------
Other current             327                     109                  148                      53
receivables
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                   1,412                   3,411                  650                   2,558
------------------------------------------------------------------------------------------------------------------

Note 17 Prepaid expenses and accrued income

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Prepaid leasing and     1,146                   1,111                1,145                   1,111
property rental
expenses
------------------------------------------------------------------------------------------------------------------
Prepaid insurances        604                     642                  467                     362
------------------------------------------------------------------------------------------------------------------
Prepaid marketing         331                     255                  171                      17
expenses
------------------------------------------------------------------------------------------------------------------
Prepaid travel expenses    46                      72                   12                       1
------------------------------------------------------------------------------------------------------------------
Other prepaid expenses    449                     780                  371                     502
------------------------------------------------------------------------------------------------------------------
Accrued installments        -                   2,263                    -                   2,263
for licence agreement
------------------------------------------------------------------------------------------------------------------
Accrued interest income     -                      19                    -                      19
------------------------------------------------------------------------------------------------------------------
Total                   2,576                   5,142                2,166                   4,275
------------------------------------------------------------------------------------------------------------------


Note 18 Cash and cash equivalents

------------------------------------------------------------------------------------------------------------------
                        Consolidated                                 Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Bank deposits               -                  25,951                    -                  25,951
------------------------------------------------------------------------------------------------------------------
Cash and banks         51,347                  25,520               39,150                  13,955
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                  51,347                  51,471               39,150                  39,906
------------------------------------------------------------------------------------------------------------------

Note 19 Shareholders' equity

Consolidated
------------------------------------------------------------------------------------------------------------------
                   Restricted equity                                   Accumulated Loss

------------------------------------------------------------------------------------------------------------------
                   Number of      Share     Share       Translation    Accumulated loss Translation     Total
                   shares         capital   premium     differences                     differentes
                                            reserve
------------------------------------------------------------------------------------------------------------------
Balance at         23,753,800     950        89,494      510            -30,246          -4,838         55,870
December 31, 2001
------------------------------------------------------------------------------------------------------------------
Disposition of                              -22,050                      22,050                              -
loss in the
Parent Company
------------------------------------------------------------------------------------------------------------------
Disposition of                                   20                         -20                              -
profit in the
subsidiaries
------------------------------------------------------------------------------------------------------------------
Re-classification                             3,774                      -3,774                              -
------------------------------------------------------------------------------------------------------------------
Change in                                               -197                               -139           -336
translation
differences
------------------------------------------------------------------------------------------------------------------
Net result for                                                              681                            681
the year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Balance at         23,753,800     950        71,238      313            -11,309          -4,977         56,215
December 31, 2002
------------------------------------------------------------------------------------------------------------------

Parent Company
------------------------------------------------------------------------------------------------------------------
                 Restricted equity                                    Accumulated Loss

------------------------------------------------------------------------------------------------------------------
                 Number of    Share       Share        Translation    Accumulated loss Translation    Total
                 shares       capital     premium      differences                     differentes
                                          reserve
------------------------------------------------------------------------------------------------------------------
Balance at         23,753 800     950        93,268                     -22,050                         72,168
December 31,
2001
------------------------------------------------------------------------------------------------------------------
Disposition of                              -22,050                      22,050                              -
loss in Parent
Company
------------------------------------------------------------------------------------------------------------------
Net result for                                                          -12,809                        -12,089
the year
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Balance at         23,753 800     950        71,218                     -12,809                         60,079
December 31,
2002
------------------------------------------------------------------------------------------------------------------

As per December 31, 2002, as well as per December 31, 2001, Biora GmbH had unutilized bank overdraft facilities amounting to 15,339 EUR (30,000 DEM).

The par value of an Ordinary Share is SEK 0.04.

                On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate principal amount of 50 in subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora.

                Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black&Sholes valuation model. Employees of the Company have subscribed for 89,250 (89,250) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. The warrants were exercisable for Ordinary Shares at any time during May 2002. None of the warrants were exercised.

                On June 12, 2001, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate principal amount of SEK 100.00 in subordinated debentures with 800,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora.

                Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black&Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17.00. The warrants are exercisable for Ordinary Shares from October 1, 2003, to September 30, 2004. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 24,553,800.

Note 20 Other current liabilities

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Employee withholding    1,251                 1,321                  1,097                   916
taxes
------------------------------------------------------------------------------------------------------------------
V.A.T.                    469                 2,589                      -                 1,970
------------------------------------------------------------------------------------------------------------------
Liabilities to              -                   203                      -                    25
customers
------------------------------------------------------------------------------------------------------------------
Other current             116                    62                      -                    10
liabilities
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                   1,836                4 ,175                  1,097                 2,921
------------------------------------------------------------------------------------------------------------------

Biora had no short-term interest-bearing liabilities either on December 31, 2002, or on December 31, 2001.

Note 21 Accrued expenses

------------------------------------------------------------------------------------------------------------------
                               Consolidated                                Parent Company
------------------------------------------------------------------------------------------------------------------
                        2002                  2001                   2002                  2001
------------------------------------------------------------------------------------------------------------------
Accrued                 3,961                 6,102                  1,915                 3,985
personnel-related
expenses
------------------------------------------------------------------------------------------------------------------
Accrued administrative  1,692                 3,814                    935                 2,829
expenses
------------------------------------------------------------------------------------------------------------------
Accrued R&D costs*      3,773                 3,265                  3,773                 2,359
------------------------------------------------------------------------------------------------------------------
Accrued marketing         827                 1,771                    199                   901
expenses
------------------------------------------------------------------------------------------------------------------
Accrued royalty        10,139                 8,276                     11                 1,242
expenses
------------------------------------------------------------------------------------------------------------------
Other accrued expenses  1,949                   854                    968                   425
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                  22,341                24,082                  7,801                11,741
------------------------------------------------------------------------------------------------------------------

* of which 875 (0) concern EU grants to cover costs related to the MATRIX project


Note 22 Operating leases

The Company leases certain plant and equipment in accordance with leasing contracts which expire in the year 2005.

                Most of the material leasing contracts concern rental of offices. The total amount of future minimum rental commitments on December 31, 2002, pertaining to office rental agreements are listed below.


---------------------------------------------------------------------------
Year                Consolidated                   Parent Company
---------------------------------------------------------------------------
2003                    4,467                          3,931
---------------------------------------------------------------------------
2004                    1,213                            677
---------------------------------------------------------------------------
2005                      424                              -
---------------------------------------------------------------------------
Total                   6,104                          4,608
---------------------------------------------------------------------------

In 2002 the corresponding office rent expenses amounted to 5,338 Consolidated and 3,926 in the Parent Company. The office rental agreements include index-related adjustments of the rent and in some cases adjustment of the rent due to increases in direct property expenses and taxes. There are options to extend all the office rental agreements.

                The remaining leasing contracts concern leasing of cars, photocopiers and other office equipment. The total future minimum rental commitments on December 31, 2002, for car and office equipment are listed below.


---------------------------------------------------------------------------
Year                Consolidated                   Parent Company
---------------------------------------------------------------------------
2003                    1,513                            862
---------------------------------------------------------------------------
2004                      598                            223
---------------------------------------------------------------------------
2005                      197                             72
---------------------------------------------------------------------------
Total                   2,308                          1,157
---------------------------------------------------------------------------

In 2002 the corresponding leasing expenses amounted to 2,324 Consolidated and 1,453 in the Parent Company.

Note 23 Commitments

In addition to agreements concerning operating leases mentioned in note 22, the Company has entered into research and development agreements, sub-contractor agreements and agreements concerning purchases of other services. In 2002, the expenses for these agreements amounted to 7,012 Consolidated and 6,744 in the Parent Company. The total future expense commitments on December 31, 2002, pertaining these agreements are listed below.


---------------------------------------------------------------------------
Year                Consolidated                   Parent Company
---------------------------------------------------------------------------
2003                      720                            703
---------------------------------------------------------------------------
2004                        -                              -
---------------------------------------------------------------------------
Total                     720                            703
---------------------------------------------------------------------------

                From 1989 to 1992 Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2002 the above royalty amounted to 3,128 (2,683).

                In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently, a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty totaling 15% of Biora's invoiced sales to the new external distributor in South Africa during the years 1999-2001 and totaling 10% royalty of these sales in the years 2002-2003. For 2002 this royalty amounted to 11 (26).

                During the year 2000, the Parent Company acquired the rights to a patent-protected pharmaceutical project for treating dry mouth (xerostomia). In the purchase agreement the Parent Company made a commitment to pay a royalty of 3% of the Net Sales Price of the products based on the acquired rights. If the sales rights of the products are outlicensed, the royalty commitment of the Parent Company amounts to 3% of the Net Sales Price of the licensees.

                The Swedish Industrial Fund granted Biora a conditional loan of SEK 15 million, of which 2,400 was paid out. This loan was fully repaid in December 2001 in connection with the outlicensing of the wound-healing project to Molnlycke Healthcare. The Swedish Industrial Fund is entitled to royalties on sales linked to the wound-healing project as follows:

      o 3% of net sales of the product, of raw material, chemicals, components, etc. for the product and of services related to the product.

      o 12% of all revenues from agreements for options for or grants of licenses to produce or sell the product, components, chemicals, etc. for the product as well as services related to the product.

      o When Biora has paid royalties totaling 167% of the loan obtained from the Swedish Industrial Fund the above-mentioned royalty rates shall be reduced from 3 to 0.5% and from 12 to 2.4% respectively.

      o The Swedish Industrial Fund's right to royalties expires four calendar years after the calendar year when Biora has repaid the outstanding loan including accrued interest, but no earlier than December 31, 2010. During 2002 the above royalty amounted to 0 (1,200).

                Biora's commitment to the MATRIX project is to participate and demonstrate expenses and research results to the EU Commission. Biora may be liable to re-pay funds received if obligations are not fulfilled.


Note 24 Pledged assets and contingent liabilities

                On September 30, 1996, Euroventures Nordica made a conditional shareholders' contribution of SEK 7,510,052 to Biora by converting outstanding loans, including accrued interest, with a total capital debt of SEK 7,160,419 and accrued interest of SEK 349,633. The shareholders' contribution is conditional in that it must only be repaid to Euroventures Nordica if the Company has sufficient reserves to pay a dividend, and such repayment is in turn conditional on the Annual General Meeting's decision regarding repayment to shareholders.

                The Parent Company's contingent liability pertains the shareholders' contribution described above and guarantees to subsidiaries.


Note 25 US GAAP information

                The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to the reported consolidated net loss and shareholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

------------------------------------------------------------------------
                              2002                        2001
------------------------------------------------------------------------
Net result under Swedish         681                     -25,095
GAAP (e)
------------------------------------------------------------------------
Capitalization of certain     -1,309                        -589
R&D costs (a)
------------------------------------------------------------------------
Reversal of R&D expenses (b)     402                         932
------------------------------------------------------------------------
Amortization of patents  (c)    -538                         519
------------------------------------------------------------------------
Hedging of future cash flows     328                         -83
(g)
------------------------------------------------------------------------
Receivable on SPP
concerning,
------------------------------------------------------------------------
pension fee surplus (h)            -                         250
------------------------------------------------------------------------
------------------------------------------------------------------------
Net result under US GAAP        -436                     -24,066
------------------------------------------------------------------------


------------------------------------------------------------------------
Basic EPS (d)
------------------------------------------------------------------------
Net result per Ordinary        -0.02                       -1.09
Share
------------------------------------------------------------------------
Net result per ADS             -0.04                       -2.19
------------------------------------------------------------------------
Diluted EPS (d)
------------------------------------------------------------------------
Net result per Ordinary        -0.02                       -1.09
Share
------------------------------------------------------------------------
Net result per ADS             -0.04                       -2.19
------------------------------------------------------------------------

Shareholders' equity under    56,215                      55,870
Swedish GAAP
------------------------------------------------------------------------
Capitalization of certain     -3,066                      -2,159
R&D costs (a)
------------------------------------------------------------------------
Amortization of patents  (c)  -1,734                      -1,196
------------------------------------------------------------------------
Conditional shareholders'     -7,510                      -7,510
contribution (f)
------------------------------------------------------------------------
Hedging of future cash flows     -29                        -357
(g)
------------------------------------------------------------------------
------------------------------------------------------------------------
Shareholders' equity under    43,876                      44,648
US GAAP
------------------------------------------------------------------------


(a) Capitalization of certain R&D costs

In accordance with Swedish GAAP, the Company has capitalized certain R&D costs. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to US GAAP, R&D costs are expensed as incurred.

(b) Reversal of R&D expenses

According to Swedish GAAP, capitalized R&D costs are amortized over their estimated useful lives. Since such costs have been previously expensed for US GAAP purposes, amortization of capitalized R&D costs recorded for Swedish GAAP puposes is reversed in the reconciliation to US GAAP.

(c) Amortization of patents

The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under US GAAP, amortization of patents should commence at the date of acquisition.

(d) Basic / Diluted EPS

In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which established new standards for computing and presenting earnings per share. SFAS No. 128 has been applied in the computation of net loss per Ordinary Share (basic EPS), net loss per ADS and net loss per Ordinary Share (diluted EPS).

      o Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 23,753,800 (22,014,211).

      o Net loss per ADS is based upon a ratio of two Ordinary Shares to each ADS.The impact of options (see note 19).

(e) Income taxes

The Company neither accounts for any deferred tax liability resulting from untaxed reserves nor accounts for any other deferred taxes, since the amounts concerned are immaterial. The Company has not recorded any deferred tax benefits from tax loss carry forwards and does not have any deferred tax liabilities recognized for Swedish purposes. Under US GAAP, deferred taxes are established on all differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized. There is no effect on earnings or shareholders' equity of the Company due to differences between Swedish GAAP and US GAAP for deferred income taxes.

A valuation allowance has been established for US GAAP purposes for all of the Company's gross potential deferred tax assets (including the tax effect of US GAAP adjustments) due to a history of losses from operations of the Company. The following table summarizes the components of the Company's deferred taxes for US GAAP purposes:

-------------------------------------------------------------------
                                2002                  2001
-------------------------------------------------------------------
Tax loss carried forward        145,734               153,641
-------------------------------------------------------------------
-------------------------------------------------------------------
Total                           145,734               153,641
-------------------------------------------------------------------

Less valuation allowance       -145,734              -153,641
-------------------------------------------------------------------
Net deferred tax assets               -                     -
-------------------------------------------------------------------



(f) Conditional shareholders' contribution

The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under US GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

(g) Hedging of future cash flows

Under Swedish GAAP, unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. Under US GAAP, such unrealized gains and losses may be deferred only for firm commitments.

(h) Receivable on SPP for pension fee surplus

A pension fee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under US GAAP, such pension fee surplus can only be accounted for as income if cash has been received by the Company.

Malmo, March 4, 2003


Per Wahlstrom   Nils Bohlin     Lars Ingelmark
Chairman of
the Board


Jan Kvarnstrom  Per Lojdquist   Lars Spongberg  Christer Testen


Donna Janson
President and Chief Executive Officer


Our Audit Report was submitted on March 7, 2003
KPMG

Alf Svensson
Authorized Public Accountant

----------------------------------

AUDIT REPORT

To the general meeting of the Shareholders of Biora AB (publ)
Corporate identity number 556289-8998

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Biora AB for the year 2002. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the loss for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Malmo, March 7, 2003
KPMG


Alf Svensson
Authorized Public Accountant

BOARD OF DIRECTORS

Per Wahlstrom
Chairman
Born: 1946
No. of shares: 0
No. of options: 0

Per Wahlstrom has been Chairman of the Board since 1994 and a Board member since 1987. He is also responsible for corporate management. Per Wahlstrom has extensive experience in venture capital funds, and since 1985 has managed the operations of the Euroventures Nordica funds. He is Chairman of the Board of Studsvik AB and Olai & Lindgren Reklambyra AB and a board member of Volvo Technology Transfer AB, among others.


Per Lojdquist
Born: 1949
No. of shares: 2,000
No. of options: 0

Per Lojdquist has been a Biora Board member since 1997, and is responsible for overseeing corporate communications and investor relations. He is a Senior Vice President of AB Volvo and is responsible for Corporate Communications, Investor Relations and Public Affairs. He is a member of the Group's executive committee. Per Lojdqvist is a board member of the Swedish Association for Share Promotion and Nilorngruppen AB, among others.


Nils Bohlin
Born: 1952
No. of shares: 0
No. of options: 0

Nils Bohlin has been a member of Biora's Board of Directors since January 2002. He is a founding partner of Arthur D. Little (ADL) in Sweden and is the global head of ADL's Life Science practice with a focus on strategy, organization and growth issues. Nils Bohlin has 20 years experience of senior management and board issues in the Life Science sector.


Lars Spongberg
Born: 1945
No. of shares: 0
No. of options: 0

Lars Spongberg has been a member of the Board since January 2002. He is a partner at Nordic Capital and is a board member of Allgon AB, Munters AB, Addtech AB, Skyways Holding AB, Aerocrine AB, Provexa AB, Intervalor AB as well as in several Nordic Capital portfolio companies.


Lars Ingelmark
Born: 1949
No. of shares: 1,000
No. of options: 0

Lars Ingelmark has been a Board member since 1999. Since 1998 he has held the position of Head of Life Science Ventures at the Sixth Swedish National Pension Fund. He has broad experience in pharmaceuticals and has held leading positions in the industry, including Senior Vice President in the Management Group of Kabi Pharmacia and Pharmacia & Upjohn. Lars Ingelmark was Chairman of the Swedish Pharmaceutical Industry Society for several years. He currently participates on several boards, is chairman of Scandinavian Life Science Venture and a board member of Karo Bio AB, Capio AB, Molnlycke Health Care AB, and A. Carlsson Research AB.


Christer Testen
Born: 1943
No. of shares: 0
No. of options: 0

Christer Testen has been a member of the Board since May 2001 and is responsible for overseeing marketing matters for the Board. He has extensive experience within the pharmaceutical industry, most recently as CEO of Astra's subsidiary in Australia. In addition, Christer Testen is a board member of Alimenta AB in Uppsala.


Jan Kvarnstrom
Born: 1948
No. of shares: 0
No. of options: 0

Jan Kvarnstrom has been a member of the Board since January 2002. He is a Member of the Board of Managing Directors of Dresdner Bank AG and Chairman of the Board of Castellum AB. He is also a member of the boards of AB Swedecarrier, Posten AB, Nobel Biocare AB, Doxa AB and Teraklin AG. Jan Kvarnstrom was previously CEO of Securum and Esselte.


Lennart Jacobsson
Born: 1955
No. of shares: 200
No. of options: 0

Lennart Jacobsson has been deputy Board member of Biora since 1987. He is Senior Partner at Cap Man AB, which operates several venture capital companies. He is also a board member of several other companies.

MANAGEMENT TEAM

Donna Janson
President and Chief Executive Officer
Born: 1954
No. of shares: 0
No. of options: 50,000

Donna Janson has held the office of President and Chief Executive Officer of Biora since January 2002. She began her tenure with the company in 1996 as President of Biora Inc., Biora's Sales and Marketing organization in the United States. Prior to her employment at Biora, Donna Janson was Vice President of Marketing in the US for Nobel Biocare, and Director of Sales at Nobelpharma Canada Inc.


Christian Johansson
Production Manager
Born: 1962
No. of shares: 0
No. of options: 0

Christian Johansson joined Biora as Production Manager in January 2003. He has a Master's degree in chemical engineering and has worked in the pharmaceutical industry since 1989. Christian started his career at Ferring AB where he worked in synthesis development for a number of years. Between 1999 and 2003, Christian was responsible for the production at Polypeptide Laboratories facility in Malmo, Sweden.


Svante Lundell
Chief Financial Officer
Born: 1955
No. of shares: 0
No. of options: 10,000

Svante Lundell has been CFO since September 2002. He has a Bachelor's degree in business administration from the Lund University, Sweden, and has previously held a number of executive financial positions in Sweden and Europe for international companies. Before joining Biora, he was Head of Finance Europe at Hercules Inc., a US specialty chemical company based in Brussels, Belgium.


Stina Gestrelius
Vice President, R&D
Born: 1949
No. of shares: 63,400
No. of options: 15,000

Stina Gestrelius has been Vice President of Research and Development since 1988. She holds a Master's degree in chemical engineering and a Ph.D. in biochemical engineering. Stina Gestrelius has extensive experience as a senior executive in medical research and development in the corporate sector, including positions at Ferring AB and Novo Nordisk A/S.


Christer Tingnell
Director of Marketing
Born: 1965
No. of shares: 9,600
No. of options: 5,000

Christer Tingnell has been Director of Marketing since January 2002, and previously held the position of Global Brand Director since May 2001. He has held various marketing and sales positions in Sweden as well as in the international arena for more than 10 years at companies such as Novartis and AstraZeneca.

The stated holdings are as of December 31, 2002 and include holdings of spouses, family members or closely related companies. Stated options mature during the period October 1, 2003 to September 30, 2004.

------------------------------


AUDITORS
Designated Auditor
KPMG

Accountable: Alf Svensson
Born: 1949
Company Auditor since 1996

THE SHARE AND THE SHAREHOLDERS

Background

Biora's shares were listed on the O-list of the Stockholm Stock Exchange on February 10, 1997 and on the US Nasdaq National Market on February 4, 1997, with two shares being represented by one American Depository Share (ADR). On January 31, 2002, Biora delisted its ADRs from the Nasdaq Stock Exchange and on December 9, 2002, Biora terminated its ADR program in the US. Biora remains a registrant under the US Securities Exchange Act of 1934. The company's ordinary shares, which continue to be listed on the "O-list" of the Stockholm Stock Exchange, are not affected by the Nasdaq delisting or the termination of the ADR program.

Share Capital

Biora AB has a total of 23,753,800 shares outstanding. The nominal value of each share is SEK 0.04. Biora's share capital amounts to SEK 950,152. All shares entitle the holder to one vote and carry equal rights to share in the company's assets and income.

Ownership Structure

At the end of 2002, Biora AB had approximately 10,600 shareholders. The largest single shareholder is The National Pension Insurance Fund, Sixth Fund Board, with 19.9 percent of capital and votes. An analysis of shares held by investors showed that some 70 percent of shares are owned by Swedish investors, 25 percent by investors from other European countries, and 2 percent by American investors.

Dividend Policy

There has been no distribution of share dividends. The Board proposes no distribution of dividends for 2002.

In September 1996, Euroventures Nordica I B.V. made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest of SEK 349,633. To the extent that Biora has funds available for distribution, and on condition that the shareholders at the Annual Meeting so direct, Biora will make repayments of these funds to Euroventures Nordica in accordance with the terms of the capital contribution.

Financial Analysts Covering Biora

Alfred Berg, Handelsbanken Securities, JP Nordiska, Swedbank.

[GRAPHIC OMITTED]

Ten largest shareholders as of December 31, 2002


------------------------------------------------------------------------------------------------------------------
                                                          Number of shares            Percent
------------------------------------------------------------------------------------------------------------------
The National Pension                                      4,715,940                    19.9
Insurance Fund, 6th Fund
Board
------------------------------------------------------------------------------------------------------------------
Bank of New York*                                         1,074,351                     4.5
------------------------------------------------------------------------------------------------------------------
Lars Hammarstrom and family                                 805,900                     3.4
------------------------------------------------------------------------------------------------------------------
Euroventures  BV                                            698,919                     2.9
------------------------------------------------------------------------------------------------------------------
Deutsche Bank AG (GSC)*                                     692,300                     2.9
------------------------------------------------------------------------------------------------------------------
Briban Invest                                               669,000                     2.8
------------------------------------------------------------------------------------------------------------------
Haandvarkerbanken                                           460,640                     2.0
------------------------------------------------------------------------------------------------------------------
Holdingselskapet af 14.1                                    386,000                     1.6
1944 ApS
------------------------------------------------------------------------------------------------------------------
Volvokoncernens                                             354,000                     1.5
pensionsstiftelse
------------------------------------------------------------------------------------------------------------------
Pensionskassen for                                          300,000                     1.3
Varkstedts
------------------------------------------------------------------------------------------------------------------
Others                                                   13,596,750                    57.2
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                                                    23,753,800                   100.0
------------------------------------------------------------------------------------------------------------------

* Holding shares on behalf of their Clients.

Changes in share capital

------------------------------------------------------------------------------------------------------------------
             Year         Transaction       Increase in    Increase in  Total share   Number of      Total value
                                            number of      share        capital, SEK  shares         per share,
                                            shares         capital                                   SEK
------------------------------------------------------------------------------------------------------------------
             1986         Incorporation            500        50,000      50,000              500      100.00
------------------------------------------------------------------------------------------------------------------
             1988         New share issue          215        21,500      71,500              715      100.00
------------------------------------------------------------------------------------------------------------------
             1988         New share issue           55         5,500      77,000              770      100.00
------------------------------------------------------------------------------------------------------------------
             1989         New share issue           95         9,500      86,500              865      100.00
------------------------------------------------------------------------------------------------------------------
             1995         New share issue          203        20,300     106,800            1,068      100.00
------------------------------------------------------------------------------------------------------------------
             1995         Split 10:1             9,612            -      106,800           10,680       10.00
------------------------------------------------------------------------------------------------------------------
             1996         Split 10:1            96,120            -      106,800          106,800        1.0
------------------------------------------------------------------------------------------------------------------
             1996         Conversion of         18,600       18,600      125,400          125,400        1.0
                          loan
------------------------------------------------------------------------------------------------------------------
             1996         New share issue       16,665       16,665      142,065          142,065        1.0
------------------------------------------------------------------------------------------------------------------
             1996         Bonus share issue    426,195      426,195      568,260          568,260        1.0
------------------------------------------------------------------------------------------------------------------
             1996         Split 25:1        13,638,240            -      568,260       14,206,500        0.04
------------------------------------------------------------------------------------------------------------------
             1997         New share issue    6,997,300      279,892      848,152       21,203,800        0.04
------------------------------------------------------------------------------------------------------------------
             2001         New share issue    2,550,000      102,000      950,152       23,753,800        0.04
------------------------------------------------------------------------------------------------------------------


Five Years in Review and Key Ratios
------------------------------------------------------------------------------------------------------------------
SEK 000s            1998  1)           1999               2000              2001               2002
------------------------------------------------------------------------------------------------------------------
Statements of
operations
------------------------------------------------------------------------------------------------------------------
Net sales            50,119             73,556             89,160            110,667            129,736
------------------------------------------------------------------------------------------------------------------
Costs of goods sold -10,864            -15,470            -21,148            -22,797            -23,014
------------------------------------------------------------------------------------------------------------------
Gross profit         39,255             58,086             68,012             87,880            106,722
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Selling and        -111,755           -109,288           -103,824            -99,878            -90,456
administrative
expenses
------------------------------------------------------------------------------------------------------------------
Research and        -39,980            -41,597            -42,789            -26,787            -16,686
development costs
2)
------------------------------------------------------------------------------------------------------------------
Other operating      40,952                994               -110             12,321               -448
income and
expenses 3)
------------------------------------------------------------------------------------------------------------------
Result from         -71,528            -91,805            -78,711            -26,464               -868
operations
------------------------------------------------------------------------------------------------------------------

Result after        -59,956            -86,585            -75,981            -25,061                697
financial items
------------------------------------------------------------------------------------------------------------------

Net result for the  -59,998            -86,739            -76,149            -25,095                681
year
------------------------------------------------------------------------------------------------------------------

Balance sheets
------------------------------------------------------------------------------------------------------------------
Long-term assets     40,177             29,950             16,107             11,320             10,135
------------------------------------------------------------------------------------------------------------------
Other current        19,961             19,982             21,362             29,331             25,152
assets
------------------------------------------------------------------------------------------------------------------
Cash and cash       187,048            112,804             53,755             51,471             51,347
equivalents
------------------------------------------------------------------------------------------------------------------

Total assets        247,186            162,736             91,224             92,122             86,634
------------------------------------------------------------------------------------------------------------------

Shareholders'       213,970            127,406             50,915             55,870             56,215
equity
------------------------------------------------------------------------------------------------------------------
Long-term             5,872              5,949              8,167                305                269
liabilities
------------------------------------------------------------------------------------------------------------------
Short-term           27,344             29,381             32,142             35,947             30,150
liabilities
------------------------------------------------------------------------------------------------------------------
Total               247,186            162,736             91,224             92,122             86,634
shareholders'
equity and
liabilities
------------------------------------------------------------------------------------------------------------------

Key ratios
------------------------------------------------------------------------------------------------------------------
Gross margin, % 4)     78.3               79.0               76.3               79.4               82.3
------------------------------------------------------------------------------------------------------------------
Return on capital     -40.0              -50.7              -83.7              -45.5                1.6
employed, % 5)
------------------------------------------------------------------------------------------------------------------
Return on equity,     -40.0              -50.8              -85.4              -47.0                1.2
% 6)
------------------------------------------------------------------------------------------------------------------
Equity/assets          86.6               78.3               55.8               60.6               64.9
ratio, % 7)
------------------------------------------------------------------------------------------------------------------
Net debt/equity       -87.4              -88.5             -100.9              -92.1              -91.3
ratio, % 8)
------------------------------------------------------------------------------------------------------------------
Total equity        213,790            127,406             50,915             55,870             56,215
------------------------------------------------------------------------------------------------------------------
Average number of    21,204             21,204             21,204             22,014             23,754
shares
outstanding
(000s) 9)
------------------------------------------------------------------------------------------------------------------
Equity per share,     10.09               6.01            2.40                  2.54               2.37
SEK 9)
------------------------------------------------------------------------------------------------------------------
Result per share,     -2.83              -4.09           -3.59                 -1.14               0.03
SEK 9)
------------------------------------------------------------------------------------------------------------------
Cash flow per         -4.68              -3.50           -2.78                 -0.10              -0.01
share, SEK 10)
------------------------------------------------------------------------------------------------------------------


1)    Return on capital employed and return on equity 1998 have been adjusted for the effect of the nonrecurring revenue from Seikagaku Corporation.

2)    In R&D-costs 1998 are included MSEK 6.3 in remuneration to Eastham Corporation Ltd in connection with the registration of Emdogain in the US. Amortizations of capitalized R&D-costs are included in R&D-costs by MSEK 2.9 1998, MSEK 8.6 1999 and MSEK 10.5 2000. The capitalized R&D-costs were fully amortized as of
      December 31, 2000.

3)    In 1998 a nonrecurring revenue from Seikagaku Corporation of MSEK 39.4 is included in Other operating income and royalty expense to Astra of MSEK 1.0 on this revenue is included in Other operating expenses.
      In the 2001 Other operating income are included installments for a license agreement regarding a development project for xerostomia by MSEK 5.0 as well as a lump sum amounting to MSEK 10.0 for a license agreement regarding a BioEx development project in wound-healing (non dental). In the 2001 Other operating expenses are included MSEK 1.2 in royalty expense to the Swedish Industrial Fund for the latter license agreement as well as MSEK 1.4 in administrative expenses in connection with the outlicensing of the woundhealing project.

4)    Gross profit divided by net sales.

5)    Operating income plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).

6)    Net result divided by average equity.

7)    Shareholders' equity divided by total assets.

8)    Interest-bearing liabilities less cash and cash equivalents divided by shareholders' equity.

9)    Result per share has been calculated by dividing the result for the year by the average number of shares. Since the present value of the options' exercise prices are higher than the net realizable value of the shares, the loss per share before and after dilution is the same.

10)   Net change in cash and cash equivalents the respective year divided by the average number of shares in accordance with note 9.

----------------------------

ADDRESSES

Parent Company/
Nordic Sales Office

Biora AB
Medeon Science Park
SE-205 12 Malmo
Sweden
Tel +46-40-32 13 33
Fax +46-40-32 13 55
e-mail: info@biora.com
www.biora.com

Investor Relations

Svante Lundell
Tel +46 40-32 13 56
Mobile + 46 70-532 30 56
e-mail: svante.lundell@biora.com

Germany

Biora GmbH
Audenstrasse 2-4
DE-61348 Bad Homburg v. d. H
Germany
Tel +49-6172 9026 0
Fax +49-6172 9026 26
e-mail: vertrieb@biora.com

United States

Biora Inc.
415 North LaSalle Street
Suite 615
Chicago, IL, 60610
United States
Tel +1-312 832 1414
Fax +1-312 832 1429
e-mail: info@biora.com

Japan

Seikagaku Corporation
Oral Care Department
1-5, Nihonbashi-honcho
2-chome, Chuo-ku
Tokyo 103-0023
Japan
Tel +81-3-3270 0990
Fax +81-3-3270 0523
ocare@seikagaku.co.jp


The Annual Report may contain certain information and claims regarding the company's products that are not approved by the United States Food and Drug Administration.

                Biora AB has registered the Emdogain(R) and PrefGelTM trademarks. In the present Annual Report, trademark registration is only mentioned here.

                This report may contain certain forward-looking statements that refer to future events or future business and financial performance. Such statements may only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements, and are discussed more fully in periodic reports filed with the Securities and Exchange Commission.



Biora AB, Medeon Science Park, SE-20512 Malmo, Sweden.
Tel +46-40-32 13 33.  Fax +46-40-32 13 55.
info@biora.com  www.biora.com